           Prospectus Supplement to Prospectus dated August 5, 1999.

                                  $250,000,000

         [LOGO]                        PENTAIR, INC.

                          7.85% Senior Notes due 2009

                                  -----------

    We will pay interest on the notes on April 15 and October 15 of each year. The first payment will be made on April 15, 2000. The notes will be issued in denominations of $1,000 and integral multiples of $1,000.

    We have the option to redeem all or a portion of the notes at any time at a price based on the present value on the redemption date, using a discount rate based on a U.S. Treasury security having a remaining life to maturity comparable to the notes, of the then remaining scheduled payments of principal and interest on the notes to be redeemed, plus 25 basis points, plus accrued interest. The redemption price will in no event be less than 100% of the principal amount of the notes to be redeemed.

    SEE "RISK FACTORS" ON PAGE 3 OF THE PROSPECTUS TO READ ABOUT FACTORS YOU SHOULD CONSIDER BEFORE BUYING NOTES.

                                 --------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 --------------

                                                               Per Note          Total
                                                            ---------------  --------------
Initial public offering price.............................       99.743%      $ 249,357,500
Underwriting discount.....................................        0.650%      $   1,625,000
Proceeds, before expenses, to Pentair.....................       99.093%      $ 247,732,500

    The initial public offering price set forth above does not include accrued interest, if any. Interest on the notes will accrue from October 5, 1999 and must be paid by the purchaser if the notes are delivered after October 5, 1999.

                                 --------------

    The underwriters expect to deliver the notes in book-entry form only through the facilities of the Depository Trust Company against payment in New York, New York on October 5, 1999.

GOLDMAN, SACHS & CO.                                           J.P. MORGAN & CO.

                         BANC ONE CAPITAL MARKETS, INC.
                                   ---------

                Prospectus Supplement dated September 30, 1999.

                         PROSPECTUS SUPPLEMENT SUMMARY
    This summary highlights selected information from this document and does not contain all of the information you need to consider in making your investment decision. To understand all of the terms of this offering and for a more complete understanding of the business of Pentair, you should read carefully this entire document, the accompanying prospectus and the documents incorporated by reference the prospectus. In addition to those described below, we use certain defined terms in this document for ease of reading and to avoid repetition. When we use the terms "Pentair," "we," or "us," we are referring to Pentair, Inc. together with its consolidated subsidiaries, unless the context otherwise requires. References to pro forma financial data reflect the acquisitions of Essef Corporation and of Falcon Manufacturing Inc., the parent company of DeVilbiss Air Power Company, this offering and a concurrent common stock offering. Unless otherwise specified, all information in this prospectus supplement assumes no exercise of the over-allotment option granted to the underwriters in the concurrent common stock offering discussed herein. See "Summary Historical and Pro Forma Combined Financial Data" beginning on page S-7 and "Unaudited Pro Forma Combined Condensed Financial Data" beginning on page S-10.
                                 ABOUT PENTAIR
    We are a rapidly growing global manufacturer and distributor of high quality industrial products focused on three principal industry segments:
    - professional tools and equipment;
    - water and fluid technologies; and
    - electrical and electronic enclosures.
    Since 1993, our net sales have grown at a compound annual rate of 15.4%, from $946.6 million in 1993 to $1,937.6 million in 1998. Over the same period we have achieved compound annual growth in operating income of 23.2%, from $68.1 million in 1993 to $193.2 million in 1998. We have achieved this growth by continuously introducing new products, completing strategic acquisitions and implementing cost saving initiatives.
    In the first quarter of 1999, we recorded a restructuring charge of $38.0 million. The following table shows, for the year ended December 31, 1998 and for the six month period ended June 26, 1999, our unaudited pro forma net sales, operating income (after and before the restructuring charge) and operating margin (after and before the restructuring charge) including the acquisitions of Essef Corporation and DeVilbiss Air Power Company, which are discussed in detail in "Unaudited Pro Forma Combined Condensed Financial Data" beginning on page S-10 and "Business - Recent Acquisitions" beginning on page S-32, for each of our three segments:
               SELECTED UNAUDITED PRO FORMA FINANCIAL INFORMATION

                                             YEAR ENDED DECEMBER 31, 1998                   SIX MONTHS ENDED JUNE 26, 1999
                                    ----------------------------------------------  ----------------------------------------------
                                      TOOLS      WATER     ENCLOSURES      TOTAL      TOOLS      WATER     ENCLOSURES      TOTAL
                                    ---------  ---------  -------------  ---------  ---------  ---------  -------------  ---------
                                                                        (DOLLARS IN MILLIONS)
Net sales.........................  $ 1,230.3  $   840.7    $   564.0    $ 2,621.4  $   668.3  $   474.8    $   299.6    $ 1,438.4
Operating income:
  After restructuring charge......      123.6       90.1         46.0        241.3       52.2       58.5         10.1        111.8
  Before restructuring charge.....      123.6       90.1         46.0        241.3       69.0       63.0         26.8        149.8
Operating margin:
  After restructuring charge......       10.0%      10.7%         8.2%         9.2%       7.8%      12.3%         3.4%         7.8%
  Before restructuring charge.....       10.0       10.7          8.2          9.2       10.3       13.3          8.9         10.4

OVERVIEW OF BUSINESS SEGMENTS
    PROFESSIONAL TOOLS AND EQUIPMENT. Pro forma sales for our tools segment (including the acquisition of DeVilbiss) were $1,230.3 million for 1998, representing 47% of our overall pro forma sales, and were $668.3 million for the first half of 1999, representing 46% of our overall first half pro forma sales. Tools segment products include Delta woodworking machinery, Porter-Cable and FLEX portable power tools, Century battery charging, testing and welding equipment, Lincoln lubricating and lifting equipment and the newly acquired compressors, pressure washers and generators of DeVilbiss. Within this segment, we have leading market positions in woodworking machinery, portable power tools, portable power supplies, welding equipment, compressors and cold water pressure washers. The following table shows our tool segment's recent actual and pro forma financial performance:
                  TOOLS SEGMENT SELECTED FINANCIAL INFORMATION

                                                                                                  SIX MONTHS ENDED
                                                    YEAR ENDED DECEMBER 31,             -------------------------------------
                                          --------------------------------------------                             JUNE 26,
                                            1996       1997       1998      1998 PRO     JUNE 30,     JUNE 26,     1999 PRO
                                           ACTUAL     ACTUAL     ACTUAL       FORMA     1998 ACTUAL  1999 ACTUAL     FORMA
                                          ---------  ---------  ---------  -----------  -----------  -----------  -----------
                                                                         (DOLLARS IN MILLIONS)
Net sales...............................  $   582.7  $   747.1  $   849.3   $ 1,230.3    $   386.2    $   407.0    $   668.3
Operating income:
  After restructuring charge............       54.7       76.8       99.6       123.6         39.4         26.0         52.2
  Before restructuring charge...........       54.7       76.8       99.6       123.6         39.4         42.8         69.0
Operating margin:
  After restructuring charge............        9.4%      10.3%      11.7%       10.0%        10.2%         6.4%         7.8%
  Before restructuring charge...........        9.4       10.3       11.7        10.0         10.2         10.5         10.3

    WATER AND FLUID TECHNOLOGY. Pro forma sales for our water segment (including the acquisition of Essef) were $840.7 million for 1998, representing 32% of our overall pro forma sales and were $474.8 million for the first half of 1999, representing 33% of our overall first half pro forma sales. Water segment products include Myers, Fairbanks Morse, Aurora and Hydromatic pumps for wells and water treatment and sump pumps, Fleck valves for water softeners, Lincoln automated and manual lubrication systems and equipment and our newly acquired Structural Fibers water tanks and Pac-Fab pool and spa equipment. Our water segment is one of the largest producers of water and wastewater pumps and of water conditioning control valves in the world. The following table shows our water segment's recent actual and pro forma financial performance:
                  WATER SEGMENT SELECTED FINANCIAL INFORMATION

                                                                                                   SIX MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,             -------------------------------------
                                           --------------------------------------------                             JUNE 26,
                                             1996       1997       1998      1998 PRO     JUNE 30,     JUNE 26,     1999 PRO
                                            ACTUAL     ACTUAL     ACTUAL       FORMA     1998 ACTUAL  1999 ACTUAL     FORMA
                                           ---------  ---------  ---------  -----------  -----------  -----------  -----------
                                                                          (DOLLARS IN MILLIONS)
Net sales................................  $   322.3  $   404.0  $   537.9   $   840.7    $   273.8    $   275.4    $   474.8
Operating income:
  After restructuring charge.............       41.2       41.9       66.0        90.1         30.4         32.9         58.5
  Before restructuring charge............       41.2       41.9       66.0        90.1         30.4         37.4         63.0
Operating margin:
  After restructuring charge.............       12.8%      10.4%      12.3%       10.7%        11.1%        11.9%        12.3%
  Before restructuring charge............       12.8       10.4       12.3        10.7         11.1         13.6         13.3

    ELECTRICAL AND ELECTRONIC ENCLOSURES. Sales for our enclosures segment were $564.0 million for 1998, representing 21% of our overall pro forma sales, and were $299.6 million for the first half of 1999, representing 21% of our overall first half pro forma sales. Enclosures segment products include metallic and composite cases, subracks and cabinets that house and protect electrical and electronic controls, instruments and components. In our enclosures segment, Hoffman is a leading brand name in electrical enclosures in North America while Schroff is a leading brand in standard electronic enclosures in Europe. The following table shows our enclosures segment's recent financial performance; no pro forma information has been included since recent acquisitions in our enclosures segment have not been material:
               ENCLOSURES SEGMENT SELECTED FINANCIAL INFORMATION

                                                YEAR ENDED         SIX MONTHS ENDED
                                               DECEMBER 31,       -------------------
                                          ----------------------  JUNE 30,   JUNE 26,
                                           1996    1997    1998     1998       1999
                                          ACTUAL  ACTUAL  ACTUAL   ACTUAL     ACTUAL
                                          ------  ------  ------  --------   --------
                                                     (DOLLARS IN MILLIONS)
Net sales...............................  $548.8  $579.4  $564.0   $283.5     $299.6
Operating income:
  After restructuring charge............    53.9    47.3    46.0     26.4       10.1
  Before restructuring charge...........    53.9    47.3    46.0     26.4       26.8
Operating margin:
  After restructuring charge............     9.8%    8.2%    8.2%     9.3%       3.4%
  Before restructuring charge...........     9.8     8.2     8.2      9.3        8.9

OUR BUSINESS STRATEGY
    We seek to maintain a strong rate of growth across our three diverse business segments. By concentrating on these core segments, we plan to leverage our manufacturing and distribution strengths and maintain strong positions in our target markets. In addition, our three business segments create diversity in our distribution channels, end markets, customer base and geographic presence which drives the consistency of our overall financial performance.
    INTERNAL GROWTH INITIATIVES. We remain focused on generating internal sales and profitability growth in our three business segments by pursuing the following strategies:
    - strengthen our market positions, particularly through continued new product introductions in all of our target markets;
    - leverage our sales and distribution capabilities to enter new channels and expand our presence in existing channels;
    - build on our strong customer relationships to expand our customer base;
    - increase our efficiency by streamlining administrative services and concentrating resources on product development, marketing and engineering; and
    - aggressively reduce costs by implementing cross-segment synergies, particularly in supply management and administrative functions.
    GROWTH THROUGH DISCIPLINED ACQUISITIONS. We continue to supplement our numerous internal growth initiatives with a disciplined acquisition strategy. We have pursued strategic acquisitions and divestitures historically in our three business segments to enhance our growth. We take a disciplined approach to identifying acquisition candidates and rapidly integrating acquired businesses, both of which have contributed to our successful acquisition history.

    To complement our existing strong market positions and manufacturing capabilities, we seek acquisitions that provide:
    - access to new or expanded distribution channels;
    - strong brand names;
    - new or enhanced technologies;
    - enhancement to our market share in target markets;
    - complements to our core competencies; and
    - global expansion opportunities.
RECENT SIGNIFICANT ACQUISITIONS
    Since January 1996, we have completed a total of thirteen acquisitions, representing an overall investment of over $1.2 billion. We have rapidly integrated acquired businesses by reducing administrative costs, rationalizing manufacturing and distribution facilities, improving purchasing methods and implementing other cost-saving initiatives. Our recent significant acquisitions are as follows:

     DATE            BUSINESS ACQUIRED        SEGMENT    PURCHASE PRICE
---------------  --------------------------  ----------  ---------------
September 1999   DeVilbiss                   Tools        $ 460 million
August 1999      Essef                       Water          310 million
April 1999       WEB Tool                    Enclosures      62 million
October 1998     Walker Dickson Group        Enclosures      52 million
August 1997      General Signal Pump Group   Water          196 million

    ACQUISITION OF ESSEF CORPORATION. On August 10, 1999, we acquired all of the outstanding capital shares of Essef Corporation, which then operated two businesses, Structural Fibers and Pac-Fab. A third business, formerly owned by Essef, Anthony & Sylvan, was split off to Essef shareholders at the time of the acquisition. The acquisition price was approximately $310 million, and we also refinanced approximately $120 million of Essef indebtedness. Structural Fibers designs, manufactures and distributes products used in moving, treating and storing water, including pumps, storage tanks and filtration systems for residential, commercial, municipal and industrial customers. Pac-Fab is a leading manufacturer of pool and spa equipment used in residential and commercial applications. Our acquisition of Essef expands our water segment product offerings to include tanks and filtration systems and adds the pool and spa markets to our existing distribution channels.
    ACQUISITION OF DEVILBISS AIR POWER COMPANY. On September 3, 1999, we acquired from Falcon Building Products, Inc. all of the outstanding shares of Falcon Manufacturing, Inc., the parent company of DeVilbiss Air Power Company, for a cash purchase price of approximately $460 million. DeVilbiss manufactures a broad line of air compressors, portable generators, pressure washers and accessories. Its products are sold to the retail, commercial, contractor and "do-it-yourself" markets under brand names such as Air
America-Registered Trademark-, Charge Air Pro-Registered Trademark-, Ex-Cell-Registered Trademark- and Pro Air II-Registered Trademark-. Our acquisition of DeVilbiss expands our tools segment product offerings and allows us to leverage our sales force in common distribution channels and to expand the sale of DeVilbiss' products to new channels.

RECENT AND CONCURRENT FINANCINGS
    We financed the acquisitions of Essef and DeVilbiss with a combination of bridge financing and other borrowings. See "Business - Recent Financings" beginning on page S-34. Two of those facilities, aggregating $450 million, will mature on March 30, 2000.
    Concurrently with this offering, we are offering 5,500,000 shares of common stock. We expect to receive combined net proceeds of approximately $463 million from both offerings. The common stock offering is being made by means of a separate prospectus supplement and this prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy the common stock. The completion of this offering is dependent on the common stock offering, and we cannot assure you that the common stock offering will be completed. The common stock offering is not dependent upon the completion of this offering.
    We currently intend to refinance the $450 million of banking facilities coming due on March 30, 2000 with the net proceeds from this offering and the concurrent common stock offering. If we are unable to complete both of our offerings before the maturity of these loans, we will be required to seek alternative financing arrangements.
    Our principal executive offices are located at 1500 County Road B2 West, St. Paul, Minnesota, 55113-3105, and our telephone number is (651) 636-7920.

            SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA
    The following table presents certain historical and pro forma combined financial data as of and for each of the periods indicated. The summary pro forma combined financial data contained herein give effect to the following transactions and events: (i) our acquisition of all of the stock of Essef for a cash purchase price of approximately $310 million and refinancing of Essef indebtedness of approximately $120 million, (ii) our acquisition of all of the stock of Falcon Manufacturing, Inc., the parent corporation of DeVilbiss, for a cash purchase price of approximately $460 million and (iii) our sale and issuance under this offering of an aggregate $250 million principal amount of notes and our concurrent offering of 5,500,000 shares at a price of $41 per share, and the application of the estimated net proceeds from the offerings. References to "DeVilbiss" in the summary pro forma combined financial data mean Falcon Manufacturing, Inc. and DeVilbiss Air Power Company together.
    The summary pro forma combined financial data are based on the estimates and assumptions set forth in the notes to the unaudited pro forma combined condensed financial statements. The summary pro forma combined financial data have been prepared using the purchase method of accounting whereby the total cost of the Essef acquisition and the DeVilbiss acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the effective date of the acquisition, assumed for purposes of the pro forma information to be approximated by historical values. Such allocations ultimately will be based on further management studies and due diligence. Accordingly, the allocations reflected in the summary pro forma combined financial data are preliminary and subject to revision. It is not expected that the final allocation of purchase price will produce results materially different from those presented in the pro forma data.
    Our consolidated statements of income for the six months ended June 26, 1999 (unaudited) and for the year ended December 31, 1998 have been combined with the DeVilbiss consolidated statements of income for the six months ended June 30, 1999 (unaudited) and for the year ended December 31, 1998, and with the Essef consolidated statements of income for the six months ended June 30, 1999 (unaudited) and for the twelve months ended December 31, 1998. Our fiscal year and that of DeVilbiss end on December 31, while Essef's fiscal year ends on September 30. Essef's historical consolidated statement of income was conformed to our fiscal year by adding Essef's December 31, 1998 quarterly results to, and subtracting its December 31, 1997 quarterly results from, its September 30, 1998 consolidated statements of income amounts. Our June 26, 1999 unaudited consolidated balance sheet has been combined with DeVilbiss's and Essef's June 30, 1999 unaudited consolidated balance sheets.
    The summary pro forma combined income statement data assume that our acquisition of DeVilbiss, our acquisition of Essef and both this offering and the concurrent common stock offering occurred on January 1, 1998. The summary pro forma combined balance sheet data assume that the acquisitions, this offering and the concurrent common stock offering occurred on June 26, 1999. The pro forma statement amounts exclude the effect of Essef's discontinued Anthony & Sylvan operations, which were split off to Essef's shareholders immediately prior to our purchase of Essef. Additional acquisitions made by Essef and us in 1998 and 1999 do not constitute material business combinations individually or in the aggregate and have been included in the summary unaudited pro forma combined financial data only for the periods owned.
    The summary pro forma combined financial data have been adjusted to eliminate interest expense on certain intercompany advances, certain duplicative general and administrative costs and reduced interest expense attributable to the common stock offering. No pro forma effect has been given to operational or other synergies that may be realized from the acquisitions.

    The summary pro forma combined financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that might have been achieved had the transactions occurred as of an earlier date, nor are they necessarily indicative of operating results or financial position that may occur in the future. These pro forma amounts do not, therefore, project our financial position or results of operations for any future date or period. The summary pro forma combined financial data should be read in conjunction with our historical consolidated financial statements and notes, and the historical consolidated financial statements and notes of Essef and DeVilbiss, incorporated by reference in the prospectus, and "Management's Discussion and Analysis of Results of Operations and Financial Condition" beginning on page S-19.
            SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

                                        YEAR ENDED DECEMBER 31,                          SIX MONTHS ENDED
                              --------------------------------------------  -------------------------------------------
                                                                PRO FORMA    JUNE 30,                      PRO FORMA
                                                                  1998         1998      JUNE 26, 1999   JUNE 26, 1999
                                1996       1997       1998     (UNAUDITED)  (UNAUDITED)  (UNAUDITED)(1)  (UNAUDITED)(1)
                              ---------  ---------  ---------  -----------  -----------  --------------  --------------
                                                      (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
Net sales...................  $ 1,567.1  $ 1,839.1  $ 1,937.6   $ 2,621.4    $   936.8     $    977.7      $  1,438.4
Operating costs:
  Cost of goods sold........    1,098.1    1,290.8    1,330.3     1,869.5        645.6          667.9         1,020.3
  Selling, general and
    administrative..........      326.1      378.5      414.1       510.6        202.6          211.7           268.3
  Restructuring charge......         --         --         --          --           --           38.0            38.0
                              ---------  ---------  ---------  -----------  -----------  --------------  --------------
    Total operating costs...    1,424.2    1,669.3    1,744.4     2,380.1        848.2          917.6         1,326.6
                              ---------  ---------  ---------  -----------  -----------  --------------  --------------
Operating income............      142.9      169.8      193.2       241.3         88.6           60.1           111.8
Gain on sale of business....         --       10.3         --          --           --             --              --
Interest expense - net             18.3       21.7       22.3        69.6         11.0           12.0            36.3
                              ---------  ---------  ---------  -----------  -----------  --------------  --------------
Income before income taxes..      124.6      158.4      170.9       171.7         77.6           48.1            75.5
Provision for income
  taxes.....................       50.1       66.8       64.1        70.0         29.5           17.6            30.9
                              ---------  ---------  ---------  -----------  -----------  --------------  --------------
Income from continuing
  operations................       74.5       91.6      106.8       101.7         48.1           30.5            44.6
Preferred dividend
  requirements..............        4.9        4.9        4.2         4.2          2.3             --              --
                              ---------  ---------  ---------  -----------  -----------  --------------  --------------
Income available to common
  shareholders..............  $    69.6  $    86.7  $   102.6   $    97.5    $    45.8     $     30.5      $     44.6
                              ---------  ---------  ---------  -----------  -----------  --------------  --------------
                              ---------  ---------  ---------  -----------  -----------  --------------  --------------
Diluted earnings per share
  from continuing
  operations................  $    1.73  $    2.11  $    2.46   $    2.08    $    1.10     $     0.71      $     0.92
Weighted average shares
  outstanding (000's) -
  Diluted...................     42,752     43,067     43,149      48,649       43,336         43,056          48,556
OTHER OPERATING DATA:
Depreciation and
  amortization..............  $    59.5  $    67.8  $    68.4   $    98.4    $    36.9     $     37.6      $     53.7
Capital expenditures........       71.6       77.5       53.8        73.9         15.6           19.0            25.5
Ratio of earnings to fixed
  charges(2)................       6.31       6.73       6.41        3.15         6.40           4.12            2.84
BALANCE SHEET DATA:
Working capital.............  $   312.6  $   313.2  $   353.8                $   388.0     $    415.4      $    411.3
Net property, plant and
  equipment.................      298.8      293.6      308.3                    281.6          301.1           404.7
Total assets................    1,289.0    1,472.9    1,554.7                  1,481.0        1,669.6         2,697.9
Total debt (includes current
  portion)..................      312.8      329.3      340.9                    362.6          418.5         1,089.4
Shareholders' equity........      563.8      630.6      709.4                    666.0          724.9           939.9

------------------
(1) In the first quarter of 1999, we recorded a restructuring charge of $38.0 million, or $0.56 per share. Excluding the restructuring charge for the first half of 1999, actual operating income would have been $98.1 million and actual diluted earnings per common share would have been $1.27. Excluding the restructuring charge, pro forma operating income would have been $149.8 million and pro forma diluted earnings per share would have been $1.49 for the first half of 1999.
(2) The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense and a portion of rentals determined to be representative of interest.

             CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

    We provide information and make statements in this prospectus supplement that are "forward-looking" in nature. Forward-looking information or statements include statements about the future of the industries represented by our operating groups, statements about our future business plans and strategies, the timeliness of product introductions and deliveries, expectations about industry and market growth and developments, expectations about our growth and profitability and other statements that are not historical in nature. Many of these statements contain words such as "may," "will," "expect," "believe," "intend," "anticipate," "estimate" or "continue" or other similar words.

    Because forward-looking statements involve future risks and uncertainties, there are many factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific risk factors identified in the accompanying prospectus, include:

    - changes in industry conditions, such as:

     - the strength of product demand;

     - the intensity of competition;

     - pricing pressures;

     - market acceptance of new product introductions;

     - the introduction of new products by competitors;

     - our ability to source components from third parties without interruption and at reasonable prices; and

     - the financial condition of our customers;

    - changes in our business strategies;

    - general economic conditions, such as the rate of economic growth in our principal geographic markets or fluctuations in exchange rates;

    - changes in operating factors, such as continued improvement in manufacturing activities and the achievement of related efficiencies and inventory risks due to shifts in market demand; and

    - our ability to accurately evaluate the effects of contingent liabilities such as taxes, product liability, environmental and other liabilities.

    We cannot predict the actual effect these factors will have on our results and many of the factors and their effects are beyond our control. In addition, we are under no duty to update any of the forward-looking statements after the date of this prospectus supplement to conform these statements to actual performance or results. Given these uncertainties, you should not rely too heavily on these forward-looking statements.

                                USE OF PROCEEDS

    We estimate that the net proceeds from the sale of $250 million notes in this offering will be approximately $248 million, after deducting the estimated underwriting discounts and commissions and other offering expenses payable by us.

    Concurrently with this notes offering and by means of a separate prospectus supplement, we are offering 5,500,000 shares of common stock, plus 825,000 shares to cover the over-allotment option granted to the underwriters for that offering. The net proceeds from the common stock offering are expected to be approximately $215 million, assuming the over-allotment option is not exercised.

    The completion of this notes offering is dependent upon the completion of the common stock offering, and we cannot give you any assurance that the common stock offering will be completed. We estimate that the net proceeds from this offering and the concurrent common stock offering will be approximately $463 million on a combined basis. If both this offering and the common stock offering are completed, we intend to use the combined net proceeds from both offerings to reduce our indebtedness as follows:

    - We intend to use approximately $400 million of the combined net proceeds to repay all amounts outstanding under the $400 million bridge loan incurred by us with Morgan Guaranty Trust Company of New York to partially finance our acquisition of Essef. The bridge loan accrues interest at a floating rate equal to LIBOR plus a variable margin. The margin is 1.25% through September 30, 1999, increasing to 1.75% from October 1 to November 30, 1999 (or, if the amount outstanding on October 1 is $200 million or less, increasing to 1.5%), and increasing by an additional 1% from December 1, 1999 through maturity. The current interest rate under the bridge loan is 6.56%. The bridge loan matures on March 30, 2000; however, it is required to be reduced prior to that date upon any sale of assets or new issuance of debt or equity, including any issuance of notes pursuant to this offering or issuance of shares pursuant to the concurrent common stock offering.

    - We intend to use approximately $50 million of the combined net proceeds to repay the amount outstanding under a revolving credit facility with U.S. Bank National Association, as agent, under which we may draw up to $50 million. The U.S. Bank loan was entered into to provide additional funds for our acquisition of DeVilbiss and we drew the full $50 million of the U.S. Bank loan at the time of the closing of the DeVilbiss acquisition. The U.S. Bank loan accrues interest at a floating rate equal to LIBOR plus a variable margin. The margin is 1.25% through December 1, 1999 and 2.0% from December 2, 1999 through March 30, 1999. The U.S. Bank loan matures on March 30, 2000, but must be repaid (and the bank's commitment terminates) prior to maturity upon any new issuance of debt or equity, including any issuance of notes pursuant to this offering or issuance of shares pursuant to the concurrent common stock offering.

    - We intend to use the balance of the combined net proceeds to pay down amounts which may be outstanding under our two new credit facilities aggregating $800 million, consisting of a five-year $425 million revolving credit facility and a 364-day $375 million revolving credit facility. The $800 million revolving credit facilities replaced our existing $390 million revolving credit facilities and were entered into to partially fund our acquisition of DeVilbiss and to support our operating needs. Inclusive of related facilities fees, the $800 million revolving credit facilities accrue interest at a floating rate equal to LIBOR plus 1.25% through December 1, 1999 and thereafter based upon the rating of our long-term senior unsecured debt assigned by Standard & Poor's Ratings Group and Moody's Investor Service, Inc. The $425 million revolving credit facility expires September 2, 2004 and the $375 million revolving credit facility expires August 31, 2000.

                                 CAPITALIZATION

    The following table sets forth our short-term debt and our consolidated capitalization as of June 26, 1999, (i) on an actual basis, (ii) as adjusted to give effect to our acquisitions of Essef and DeVilbiss, and (iii) as adjusted to give effect to this offering and our concurrent common stock offering and our application of the proceeds from those offerings as described under "Use of Proceeds," net of our estimated offering expenses and the underwriting discount.

                                                             JUNE 26, 1999
                                         -----------------------------------------------------
                                                     ADJUSTMENTS    ADJUSTMENTS
                                                         FOR            FOR
                                          ACTUAL    ACQUISITIONS     OFFERINGS    AS ADJUSTED
                                         ---------  -------------  -------------  ------------
                                                   (UNAUDITED) (DOLLARS IN MILLIONS)
Short-term debt:
  Current maturities of long-term
    debt...............................  $    47.8    $     0.4             --     $     48.2
  Bridge financing.....................         --        400.0      $  (400.0)            --
  Short-term revolving credit
    borrowings.........................         --        218.0          (63.0)         155.0
                                         ---------  -------------  -------------  ------------
    Total short-term debt..............  $    47.8    $   618.4      $  (463.0)    $    203.2
                                         ---------  -------------  -------------  ------------
                                         ---------  -------------  -------------  ------------

Long-term debt:
  Long-term revolving credit
    borrowings.........................  $   159.5    $   265.5             --     $    425.0
  Other borrowings.....................      211.2           --             --          211.2
  Senior notes.........................         --           --      $   250.0          250.0
                                         ---------  -------------  -------------  ------------
    Total long-term debt...............      370.7        265.5          250.0          886.2
                                         ---------  -------------  -------------  ------------

Shareholders' equity:
  Common stock - par value, $.16 2/3
    authorized 250,000,000; issued and
    outstanding 42,677,375 (48,177,375
    as adjusted(1))....................        7.1           --            0.9            8.0
  Additional paid-in capital...........      237.2           --          214.1          451.3
  Accumulated other comprehensive
    income.............................       (5.4)          --             --           (5.4)
  Retained earnings....................      486.0           --             --          486.0
                                         ---------  -------------  -------------  ------------
    Total shareholders' equity.........      724.9           --          215.0          939.9
                                         ---------  -------------  -------------  ------------
      Total capitalization.............  $ 1,095.6    $   265.5      $   465.0     $  1,826.1
                                         ---------  -------------  -------------  ------------
                                         ---------  -------------  -------------  ------------

--------------

(1) Excludes 1,692,931 shares of common stock reserved for issuance upon exercise of stock options granted as of June 26, 1999.

             UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL DATA

    The following tables present certain historical and pro forma combined condensed financial data as of and for each of the periods indicated. The unaudited pro forma combined condensed financial data contained herein give effect to the following transactions and events: (i) our acquisition of all of the stock of Essef for a cash purchase price of approximately $310 million and refinancing of Essef indebtedness of approximately $120 million, (ii) our acquisition of the stock of Falcon Manufacturing, Inc., the parent corporation of DeVilbiss, for a cash purchase price of approximately $460 million and (iii) our sale and issuance under this offering of an aggregate $250 million principal amount of notes and our concurrent offering of 5,500,000 shares at a price of $41 per share, and the application of the estimated net proceeds from the offerings. References to

"DeVilbiss" in the unaudited pro forma combined condensed financial data mean Falcon Manufacturing, Inc. and DeVilbiss Air Power Company together.

    The unaudited pro forma combined condensed financial data are based on the estimates and assumptions set forth in the notes to the unaudited pro forma combined condensed financial statements. The unaudited pro forma combined condensed financial data have been prepared using the purchase method of accounting whereby the total cost of the Essef acquisition and the DeVilbiss acquisition has been allocated to the tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the effective date of the acquisition, assumed for purposes of the pro forma information to be approximated by historical values. Such allocations ultimately will be based on further management studies and due diligence. Accordingly, the allocations reflected in the unaudited pro forma combined condensed financial data are preliminary and subject to revision. It is not expected that the final allocation of purchase price will produce results materially different from those presented in the pro forma data.

    Our consolidated statements of income for the six months ended June 26, 1999 (unaudited) and for the year ended December 31, 1998 have been combined with the DeVilbiss consolidated statements of income for the six months ended June 30, 1999 (unaudited) and for the year ended December 31, 1998, and with the Essef consolidated statements of income for the six months ended June 30, 1999 (unaudited) and for the twelve months ended December 31, 1998. Our fiscal year and that of DeVilbiss end on December 31, while Essef's fiscal year ends on September 30. Essef's historical consolidated statement of income was conformed to our fiscal year by adding Essef's December 31, 1998 quarterly results to, and subtracting its December 31, 1997 quarterly results from, its September 30, 1998 consolidated statements of income amounts. Our June 26, 1999 unaudited consolidated balance sheet has been combined with DeVilbiss's and Essef's June 30, 1999 unaudited consolidated balance sheets.

    The unaudited pro forma combined income statement data assume that our acquisition of DeVilbiss, our acquisition of Essef and both this offering and the concurrent common stock offering occurred on January 1, 1998. The unaudited pro forma combined balance sheet data assume that the acquisitions, this offering and the concurrent common stock offering occurred on June 26, 1999. The pro forma statement amounts exclude the effect of Essef's discontinued Anthony & Sylvan operations, which were split off to Essef's shareholders immediately prior to our purchase of Essef. Additional acquisitions made by Essef and us in 1998 and 1999 do not constitute material business combinations individually or in the aggregate and have been included in the summary unaudited pro forma combined financial data only for the periods owned.

    The unaudited pro forma combined condensed financial data have been adjusted to eliminate interest expense on certain intercompany advances, certain duplicative general and administrative costs and reduced interest expense attributable to the common stock offering. No pro forma effect has been given to operational or other synergies that may be realized from the acquisitions.

    The unaudited pro forma combined condensed financial data are presented for illustrative purposes only and are not necessarily indicative of the operating results or financial position that might have been achieved had the transactions occurred as of an earlier date, nor are they necessarily indicative of operating results or financial position that may occur in the future. These pro forma amounts do not, therefore, project our financial position or results of operations for any future date or period. The unaudited pro forma combined condensed financial data should be read in conjunction with our historical consolidated financial statements and notes, and the historical consolidated financial statements and notes of Essef and DeVilbiss, incorporated by reference in the prospectus, and "Management's Discussion and Analysis of Results of Operations and Financial Condition" beginning on page S-19.

           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                          YEAR ENDED DECEMBER 31, 1998

                                                                                                                  PRO FORMA
                                                                                                                  COMBINED
                                             HISTORICAL STATEMENTS       ADJUSTMENTS    PRO FORMA   ADJUSTMENTS   STATEMENT
                                          ----------------------------       FOR        COMBINED        FOR         AFTER
                                          PENTAIR   DEVILBISS   ESSEF   ACQUISITIONS    STATEMENT    OFFERINGS    OFFERINGS
                                          --------  ---------   ------  -------------   ---------   -----------   ---------
                                                              (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

Net sales...............................  $1,937.6   $389.1     $302.8  $ (8.1)(1)      $2,621.4        --        $2,621.4

Operating costs:
  Cost of goods sold....................   1,330.3    327.6      219.7    (8.1)(1)       1,869.5        --         1,869.5
  Selling, general and administrative...     414.1     29.6       56.3    10.6(2)(3)       510.6        --           510.6
                                          --------  ---------   ------  ------          ---------   -----------   ---------
    Total operating costs...............   1,744.4    357.2      276.0     2.5           2,380.1        --         2,380.1
                                          --------  ---------   ------  ------          ---------   -----------   ---------
Operating income........................     193.2     31.9       26.8   (10.6)            241.3        --           241.3
Interest expense - net..................      22.3       --        7.1    61.6(5)           91.0    $(21.4)(6)        69.6
Other expense...........................        --     26.8         --   (26.8)(4)            --        --              --
                                          --------  ---------   ------  ------          ---------   -----------   ---------
Income before income taxes..............     170.9      5.1       19.7   (45.4)            150.3      21.4           171.7
Provision for income taxes..............      64.1      2.2        6.6   (11.3)(7)          61.6       8.4(8)         70.0
                                          --------  ---------   ------  ------          ---------   -----------   ---------
Income from continuing operations.......  $  106.8   $  2.9     $ 13.1  $(34.1)         $   88.7    $ 13.0        $  101.7
                                          --------  ---------   ------  ------          ---------   -----------   ---------
                                          --------  ---------   ------  ------          ---------   -----------   ---------

Earnings per share from continuing
  operations:
  Basic.................................  $   2.67       --         --      --          $   2.20        --        $   2.22
  Diluted...............................      2.46       --         --      --              2.04        --            2.08

Weighted average shares outstanding
  (000's):
  Basic.................................    38,444       --         --      --            38,444     5,500          43,944
  Diluted...............................    43,149       --         --      --            43,149     5,500          48,649

    See Notes to Unaudited Pro Forma Combined Condensed Statements of Income

           UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF INCOME
                         SIX MONTHS ENDED JUNE 26, 1999

                                                                                                                  PRO FORMA
                                                                                                                  COMBINED
                                             HISTORICAL STATEMENTS       ADJUSTMENTS    PRO FORMA   ADJUSTMENTS   STATEMENT
                                          ----------------------------       FOR        COMBINED        FOR         AFTER
                                          PENTAIR   DEVILBISS   ESSEF   ACQUISITIONS    STATEMENT    OFFERINGS    OFFERINGS
                                          -------   ---------   ------  -------------   ---------   -----------   ---------
                                                              (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)

Net sales...............................  $977.7     $269.4     $199.4  $ (8.1)(1)      $1,438.4         --       $1,438.4

Operating costs:
  Cost of goods sold....................   667.9      218.3      142.2    (8.1)(1)       1,020.3         --        1,020.3
  Selling, general and administrative...   211.7       21.0       30.9     4.7(2)(3)       268.3         --          268.3
  Restructuring charge..................    38.0         --         --      --              38.0         --           38.0
                                          -------   ---------   ------  ------          ---------   -----------   ---------
    Total operating costs...............   917.6      239.3      173.1    (3.4)          1,326.6         --        1,326.6
                                          -------   ---------   ------  ------          ---------   -----------   ---------
Operating income........................    60.1       30.1       26.3    (4.7)            111.8         --          111.8
Interest expense - net..................    12.0         --        4.2    30.8(5)           47.0     $(10.7)(6)       36.3
Other expense...........................      --      (12.1)        --    12.1(4)             --         --             --
                                          -------   ---------   ------  ------          ---------   -----------   ---------
Income before income taxes..............    48.1       18.0       22.1   (23.4)             64.8       10.7           75.5
Provision for income taxes..............    17.6        7.1        8.5    (6.5)(7)          26.7        4.2(8)        30.9
                                          -------   ---------   ------  ------          ---------   -----------   ---------
Income from continuing operations.......  $ 30.5     $ 10.9     $ 13.6  $(16.9)         $   38.1     $  6.5       $   44.6
                                          -------   ---------   ------  ------          ---------   -----------   ---------
                                          -------   ---------   ------  ------          ---------   -----------   ---------

Earnings per share from continuing
  operations:
  Basic.................................  $ 0.72         --         --      --          $   0.90         --       $   0.93
  Diluted...............................    0.71         --         --      --              0.88         --           0.92

Weighted average shares outstanding
  (000's):
  Basic.................................  42,433         --         --      --            42,433      5,500         47,933
  Diluted...............................  43,056         --         --      --            43,056      5,500         48,556

    See Notes to Unaudited Pro Forma Combined Condensed Statements of Income

      NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENTS OF INCOME

    The following pro forma adjustments are incorporated in the unaudited pro forma combined condensed statements of income as a result of the acquisition of DeVilbiss, the acquisition of Essef, this offering and the concurrent common stock offering:

(1) Reflects the elimination of DeVilbiss sales and cost of sales to us.

(2) Reflects the elimination of cost allocations of $3.5 million and $2.3 million for the periods ended December 31, 1998 and June 26, 1999, respectively, from Essef's prior corporate structure for services such as treasury, corporate administration and public relations which we provide for our subsidiaries, which will not result in additional costs to us after the acquisition.

(3) Reflects amortization of incremental goodwill of $315.4 million and $246.7 million (see Note 1 of Notes to Unaudited Pro Forma Combined Condensed Balance Sheet) associated with the DeVilbiss acquisition and the Essef acquisition, respectively, over 40 years:

                                  YEAR ENDED DECEMBER   SIX MONTHS ENDED
                                       31, 1998           JUNE 26, 1999
                                 ---------------------  -----------------
DeVilbiss......................        $     7.9            $     3.9
Essef..........................              6.2                  3.1
                                           -----                  ---
                                       $    14.1            $     7.0
                                           -----                  ---
                                           -----                  ---

(4) Reflects the elimination of cost allocations from Falcon Building Products, Inc. for interest expense and for services such as treasury, corporate administration and public relations which we provide for our subsidiaries, which will not result in additional costs to us after the acquisition.

(5) Reflects an increase in interest expense upon: (i) incremental borrowings of $770 million (the cash acquisition price for Essef and DeVilbiss) at an expected average interest rate of 7.5% inclusive of associated financing fees, (ii) the refinancing of the long-term debt of Essef and (iii) a 1% increase in the average interest rate on our other outstanding floating rate debt due to an increase in our leverage.

(6) Reflects a reduction in interest expense upon: (i) applying the $215 million of anticipated proceeds from the concurrent common stock offering to pay down floating rate debt bearing an average interest rate of 7.5% and (ii) a 1% reduction in the average interest rate on our remaining floating rate debt due to a decrease in our leverage.

(7) Reflects the decrease in the provision for income taxes from applying our anticipated effective tax rates for DeVilbiss and Essef of 38% and 39% to their respective earnings, less the effect of pro forma adjustments in Notes 1 through 5 above, except for goodwill amortization in Note 3 which is not deductible.

(8) Reflects the increase in the provision for income taxes from applying a 39% effective income tax rate to the pro forma adjustment reflected in Note 6 above.

              UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
                                 JUNE 26, 1999

                                                                                                              PRO FORMA
                                                                                                              COMBINED
                                        HISTORICAL STATEMENTS      ADJUSTMENTS   PRO FORMA    ADJUSTMENTS     STATEMENT
                                     ----------------------------      FOR        COMBINED        FOR           AFTER
                                     PENTAIR   DEVILBISS   ESSEF   ACQUISITIONS  STATEMENT     OFFERINGS      OFFERINGS
                                     --------  ---------   ------  -----------   ----------   -----------     ---------
                                                                   (DOLLARS IN MILLIONS)
Current assets
  Cash and cash equivalents........  $   41.6   $  0.1     $  4.5         --      $   46.2           --       $   46.2
  Accounts and notes receivable....     419.6       --       62.2    $ 102.5(1)      584.3           --          584.3
  Inventories......................     292.8     55.5       47.6         --         395.9           --          395.9
  Other current assets.............      56.9      7.9        3.2         --          68.0           --           68.0
                                     --------  ---------   ------  -----------   ----------   -----------     ---------
    Total current assets...........     810.9     63.5      117.5      102.5       1,094.4           --        1,094.4
Net property, plant and
  equipment........................     301.1     36.1       67.5         --         404.7           --          404.7
Goodwill...........................     497.1     18.0       48.6      562.1(1)    1,125.8           --        1,125.8
Other assets.......................      60.5      0.6        9.9         --          71.0      $   2.0(5)        73.0
Net long-term assets of
  discontinued operations..........        --       --       35.9      (35.9)(1)        --           --             --
                                     --------  ---------   ------  -----------   ----------   -----------     ---------
    Total assets...................  $1,669.6   $118.2     $279.4    $ 628.7      $2,695.9      $   2.0       $2,697.9
                                     --------  ---------   ------  -----------   ----------   -----------     ---------
                                     --------  ---------   ------  -----------   ----------   -----------     ---------
Current liabilities
  Accounts and notes payable.......  $  129.2   $ 45.2     $ 26.0         --      $  200.4           --       $  200.4
  Other accrued liabilities........     218.5     25.3       35.7         --         279.5           --          279.5
  Short-term debt..................      47.8      0.1        0.3    $ 618.0(2)      666.2      $(463.0)(3)      203.2
  Net current liabilities of
    discontinued operations........        --       --        3.9       (3.9)(1)        --           --             --
                                     --------  ---------   ------  -----------   ----------   -----------     ---------
    Total current liabilities......     395.5     70.6       65.9      614.1       1,146.1       (463.0)         683.1
Long-term debt.....................     370.7      0.2      113.3      152.0(2)      636.2           --          636.2
Senior notes.......................        --       --         --         --            --        250.0(5)       250.0
Other liabilities..................     178.5      5.3        4.9         --         188.7           --          188.7
Advances from parent...............        --     30.4         --      (30.4)(1)        --           --             --
                                     --------  ---------   ------  -----------   ----------   -----------     ---------
    Total liabilities..............     944.7    106.5      184.1      735.7       1,971.0       (213.0)       1,758.0
Shareholders' equity
  Common stock-par value, $.16 2/3
    authorized 250,000,000, issued
    and outstanding 42,677,375
    (48,177,375 as adjusted).......       7.1       --         --         --           7.1          0.9(4)         8.0
  Additional paid-in capital.......     237.2       --         --         --         237.2        214.1(4)       451.3
  Accumulated other comprehensive
    income.........................      (5.4)      --         --         --          (5.4)          --           (5.4)
  Retained earnings................     486.0     11.7       95.3     (107.0)(1)     486.0           --          486.0
                                     --------  ---------   ------  -----------   ----------   -----------     ---------
    Total shareholders' equity.....     724.9     11.7       95.3     (107.0)        724.9        215.0          939.9
                                     --------  ---------   ------  -----------   ----------   -----------     ---------
    Total liabilities and
      shareholders' equity.........  $1,669.6   $118.2     $279.4    $ 628.7      $2,695.9      $   2.0       $2,697.9
                                     --------  ---------   ------  -----------   ----------   -----------     ---------
                                     --------  ---------   ------  -----------   ----------   -----------     ---------

       See Notes to Unaudited Pro Forma Combined Condensed Balance Sheet.

         NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET

    The following pro forma adjustments are incorporated in the unaudited pro forma combined condensed balance sheet as a result of the acquisition of DeVilbiss, the acquisition of Essef, this offering and the concurrent common stock offering:

(1) Reflects the allocation of the purchase prices for the DeVilbiss acquisition and the Essef acquisition, adds the purchase of securitized accounts receivable of DeVilbiss from Falcon Building Products, Inc. according to the terms of the purchase agreement, eliminates advances from Falcon Building Products, Inc. that will be settled as part of the purchase price, eliminates the net assets of the discontinued operations of Anthony & Sylvan that were not acquired and eliminates the investment in the acquired companies.

                                                           DEVILBISS     ESSEF      TOTAL
                                                          -----------  ---------  ---------
Net assets - as reported................................   $    11.7   $    95.3  $   107.0
Add securitized accounts receivable acquired from Falcon
  Building Products, Inc................................       102.5          --      102.5
Add advances from Falcon Building Products, Inc.........        30.4          --       30.4
Less net assets of discontinued operation...............          --       (32.0)     (32.0)
                                                          -----------  ---------  ---------
Net assets - acquired...................................       144.6        63.3      207.9
Fair value adjustments:
  Record incremental goodwill acquired..................       315.4       246.7      562.1
                                                          -----------  ---------  ---------
    Investment in DeVilbiss and Essef...................   $   460.0   $   310.0  $   770.0
                                                          -----------  ---------  ---------
                                                          -----------  ---------  ---------

    For purposes of these allocations, we have assumed that the fair values of the net assets in the DeVilbiss acquisition and the Essef acquisition are approximated by historical values, and thus have made no fair value adjustments. Such allocations ultimately will be based on further management studies and due diligence. Accordingly these allocations are preliminary and subject to revision.

(2) Reflects a purchase price of approximately $460 million for the DeVilbiss acquisition and a purchase price of approximately $310 million for the Essef acquisition funded with $618 million of short-term debt and $152 million of long-term debt.

(3) Reflects the paydown of short-term debt with the net proceeds from this offering and the concurrent common stock offering.

(4) Reflects the issuance of 5,500,000 shares of common stock pursuant to the concurrent common stock offering. The amounts shown are net of $11 million of estimated issuance costs.

(5) Reflects the issuance of notes pursuant to this offering. The estimated issuance costs of $2 million associated with this offering are reflected as deferred financing costs and included in other assets.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

    The following table presents selected historical consolidated financial information for each of the five years in the period ended December 31, 1998, which has been derived from our audited consolidated financial statements. The selected historical consolidated financial information for the six-month period ended June 30, 1998 and June 26, 1999 is unaudited and, in the opinion of management, reflects all adjustments (consisting of normal recurring adjustments) that are necessary to present fairly the financial results for such periods. The selected historical consolidated financial information does not purport to indicate results of operations as of any future date or for any future period. The selected historical consolidated financial information has been derived from and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" appearing elsewhere in this prospectus supplement and our audited consolidated financial statements and notes thereto and our unaudited interim consolidated financial statements and notes thereto incorporated by reference in the prospectus.

             SELECTED HISTORICAL CONSOLIDATED FINANCIAL INFORMATION

                                                                                                            SIX MONTHS ENDED
                                                                YEAR ENDED DECEMBER 31,                 ------------------------
                                                 -----------------------------------------------------   JUNE 30,     JUNE 26,
                                                   1994       1995       1996       1997       1998        1998         1999
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                                                    (DOLLARS IN MILLIONS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA:
Net sales:
  Tools........................................  $   453.5  $   492.4  $   582.7  $   747.1  $   849.3   $   386.2    $   407.0
  Water........................................      210.6      237.5      322.3      404.0      537.9       273.8        275.4
  Enclosures...................................      460.5      542.5      548.8      579.4      564.0       283.5        299.6
  Other........................................      137.1      130.5      113.3      108.6      (13.6)       (6.7)        (4.3)
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
    Total net sales............................    1,261.7    1,402.9    1,567.1    1,839.1    1,937.6       936.8        977.7

Operating income:(1)
  Tools........................................       39.5       44.2       54.7       76.8       99.6        39.4         26.0
  Water........................................       15.4       22.7       41.2       41.9       66.0        30.4         32.9
  Enclosures...................................       39.6       50.5       53.9       47.3       46.0        26.4         10.1
  Other........................................       11.1       (1.2)      (6.9)       3.8      (18.4)       (7.6)        (8.9)
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
    Total operating income.....................      105.6      116.2      142.9      169.8      193.2        88.6         60.1

Gain on sale of business.......................         --         --         --       10.3         --          --           --
Interest expense - net.........................       22.1       14.5       18.3       21.7       22.3        11.0         12.0
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
Income from continuing operations before income
  taxes........................................       83.5      101.7      124.6      158.4      170.9        77.6         48.1
Provision for income taxes.....................       33.4       41.2       50.1       66.8       64.1        29.5         17.6
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
Income from continuing operations..............       50.1       60.5       74.5       91.6      106.8        48.1         30.5
Discontinued operations........................        3.5        4.6         --         --         --          --           --
Gain on sale of discontinued operations........         --       12.1         --         --         --          --           --
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
    Net income(1)..............................  $    53.6  $    77.2  $    74.5  $    91.6  $   106.8   $    48.1    $    30.5
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------
                                                 ---------  ---------  ---------  ---------  ---------  -----------  -----------

OTHER OPERATING DATA:
Depreciation and amortization..................  $    40.8  $    48.9  $    59.5  $    67.8  $    68.4   $    36.9    $    37.6
Capital expenditures...........................       57.8       63.8       71.6       77.5       53.8        15.6         19.0
Ratio of earnings to fixed charges(2)..........       4.19       4.88       6.31       6.73       6.41        6.40         4.12

BALANCE SHEET DATA:
Working capital................................  $   498.6  $   250.4  $   312.6  $   313.2  $   353.8   $   388.0    $   415.4
Net property, plant and equipment..............      231.2      266.7      298.8      293.6      308.3       281.6        301.1
Total assets...................................    1,161.1    1,252.5    1,289.0    1,472.9    1,554.7     1,481.0      1,669.6
Total debt.....................................      412.1      238.9      312.8      329.3      340.9       362.6        418.5
Shareholders' equity...........................      432.0      502.9      563.8      630.6      709.4       666.0        724.9

------------------

(1) In the first quarter of 1999, we recorded a restructuring charge of $38.0 million. Excluding the restructuring charge for the first half of 1999, operating income would have been $42.8 million for tools, $37.4 million for water, $26.8 million for enclosures and $98.1 million in total. Net income would have been $54.6 million for the first half of 1999 excluding the restructuring charge.

(2) The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense and a portion of rentals determined to be representative of interest.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF
                       OPERATIONS AND FINANCIAL CONDITION

    The following is a brief discussion of our historical results of operations and financial condition and has been excerpted from the Management's Discussion and Analysis of Results of Operations and Financial Condition included in our Form 10-Q for the quarter ended June 26, 1999 and our Form 10-K for the fiscal year ended December 31, 1998. You should read those discussions and our consolidated financial statements for more complete information.

    In the first quarter of this year, we changed to a "4-4-5 week" fiscal calendar, which has four quarters with an equal duration of 13 weeks each. The first two months of each fiscal quarter have a set four weeks and the third month has a set five weeks, regardless of the duration of the actual calendar months. Consequently, in comparing historical quarters, there is often a discrepancy in the actual number of days reflected in the quarters being compared. Our fiscal year will continue to end on December 31. Beginning in the first quarter of 1999, the cost of administrative support services provided by the corporate office are no longer reported in the "Other" segment and are allocated to the operating segments. As a result, the prior years' segment information in the table below has been restated to conform to the 1999 presentation.

                          BUSINESS SEGMENT INFORMATION

    Selected information for our business segments (including our $38.0 million restructuring charge recorded in the first quarter of 1999) for the years ended December 31, 1996, 1997 and 1998 and the two six-month periods ended June 26, 1999 and June 30, 1998 follows:

                                                                      SIX MONTHS ENDED
                                                                  ------------------------
                                   YEAR ENDED DECEMBER 31,         JUNE 30,     JUNE 26,
                              ----------------------------------     1998         1999
                                 1996        1997        1998     (UNAUDITED)  (UNAUDITED)
                              ----------  ----------  ----------  -----------  -----------
                                                 (DOLLARS IN THOUSANDS)
NET SALES:
Tools.......................  $  582,689  $  747,066  $  849,294   $ 386,235    $ 407,000
Water.......................     322,252     403,979     537,880     273,817      275,408
Enclosures..................     548,798     579,366     564,045     283,524      299,624
Other(1)....................     113,326     108,645     (13,641)     (6,821)      (4,314)
                              ----------  ----------  ----------  -----------  -----------
  Total.....................  $1,567,065  $1,839,056  $1,937,578   $ 936,755    $ 977,718
                              ----------  ----------  ----------  -----------  -----------
                              ----------  ----------  ----------  -----------  -----------
OPERATING INCOME:(2)
Tools.......................  $   54,656  $   76,784  $   99,621   $  39,374    $  26,046
Water.......................      41,245      41,947      65,976      30,427       32,946
Enclosures..................      53,892      47,282      46,026      26,441       10,055
Other(3)....................      (6,874)      3,789     (18,431)     (7,655)      (8,983)
                              ----------  ----------  ----------  -----------  -----------
  Total.....................  $  142,919  $  169,802  $  193,192   $  88,587    $  60,064
                              ----------  ----------  ----------  -----------  -----------
                              ----------  ----------  ----------  -----------  -----------

--------------

(1) Other includes sales that do not relate to current operations and intercompany eliminations.

(2) In the first quarter of 1999, we recorded a restructuring charge of $38.0 million. Excluding the restructuring charge for the first half of 1999, operating income would have been $42.8 million for tools, $37.4 million for water, $26.8 million for enclosures and $98.1 million in total.

(3) Other includes corporate and administrative expenses, charges that do not relate to current operations and intercompany eliminations.

                             RESULTS OF OPERATIONS

FIRST HALF ENDED JUNE 26, 1999 COMPARED TO FIRST HALF ENDED JUNE 30, 1998

    CONSOLIDATED RESULTS. Consolidated net sales increased to $977.7 million in the first half of 1999, representing a 4.4% increase over the corresponding 1998 period. Operating income in the first half of 1999 after the restructuring charge ($38 million) was $60.1 million, a decline of $28.5 million from the corresponding 1998 period; operating income as a percent of sales decreased from 9.5% to 6.1%. Operating income before the restructuring charge was $98.1 million for the first half of 1999, up 10.7% over the corresponding 1998 period, and as a percent of sales improved from 9.5% in the 1998 period to 10.0% in the 1999 period.

    Gross profit margins increased in first half 1999 to 31.7% versus 31.1% for the same period a year ago. This is primarily due to internal cost reduction efforts. Selling, general and administrative expense as a percent of sales was 21.7% in first half 1999 as compared to 21.6% in the 1998 period.

    Net income for the first half 1999 after the restructuring charge ($24.1 million after-tax or $.56 per share) declined from $48.1 million to $30.5 million for a decrease of 36.6% from the same 1998 period; before the restructuring charge, net income was $54.6 million, up 13.5% over the 1998 period. Diluted earnings per share for the 1999 period after the restructuring charge declined from $1.10 to $0.71, a decrease of 35.5% from the 1998 period; diluted earnings per share before the restructuring charge was $1.27, an increase of 15.5% over the 1998 period. Diluted earnings per share for 1999 year-to-date was negatively impacted 1 cent compared to the prior year period as a result of a weak Canadian dollar.

    The tax rate reduction to 36.5% is consistent with the pattern of reductions effected over the last two years. We expect that the tax rate in future quarters of 1999 after the effects of the Essef and DeVilbiss acquisitions will increase to approximately 39% due to the non-deductibility of goodwill amortization for tax purposes.

    PROFESSIONAL TOOLS AND EQUIPMENT SEGMENT. Net sales increased to $407.0 million in the first half of 1999, representing a 5.4% increase over the corresponding period in 1998. Operating income in the first half of 1999 after the restructuring charge was $26.0 million, a decline of $13.4 million and such operating income as a percent of sales decreased from 10.2% to 6.4%. Operating income before the restructuring charge increased to $42.8 million, up 8.8% over the same period in 1998, and as a percent of sales improved from 10.2% to 10.5%.

    Sales in our professional tools and equipment segment were relatively strong, driven by a good domestic economy and a healthy demand for newly introduced products. First half 1999 sales and income increased over the same period in 1998 which included the introduction of the popular Bammer-TM-cordless nailer.

    For the power tool businesses, housing starts are a key factor driving performance. Although starts in 1999 are down in the first two quarters and are expected to continue to be down slightly from the high levels experienced in 1998, retail markets are projected to make up for slower construction markets. In particular, second half sales and operating income should improve due to new product introductions and expanded distribution through Sears retail stores. The DeVilbiss acquisition, which closed on September 3, 1999, will be integrated into this segment.

    WATER AND FLUID TECHNOLOGIES SEGMENT. Net sales increased to $275.4 million in the first half of 1999, representing a 0.6% increase over the corresponding period in 1998. Operating income in the first half of 1999 after the restructuring charge was $32.9 million, an increase of $2.5 million and such operating income as a percent of sales increased from 11.1% to 11.9%. Operating income before the restructuring charge increased to $37.4 million, up 23.0% over the same period in 1998, and as a percent of sales improved from 11.1% to 13.6%.

    The relatively constant level of sales growth in the first half of 1999 compared to the previous year is largely attributable to the deliberate reduction in sales of the formerly unprofitable Layne & Bowler pump line, begun in 1998. Profits in this segment benefitted from offshore sourcing and continued productivity improvements and cost reductions. The Essef acquisition, which closed on August 10, 1999, will be integrated into this segment.

    ELECTRICAL AND ELECTRONIC ENCLOSURES SEGMENT. Net sales increased to $299.6 million in the first half of 1999, representing a 5.7% increase over the corresponding period in 1998. The increase was due to the acquisition of Pentair Enclosures UK (the former Walker Dickson Group) in October 1998 and WEB in April 1999, offset by a reduction in sales in the existing businesses. These businesses were affected by continued weakness in capital spending in many North American industrial markets, as well as slow economic growth in Germany generally.

    Operating income in the first half of 1999 after the restructuring charge was $10.1 million, a decline of $16.3 million and such operating income as a percent of sales decreased from 9.3% to 3.4%. Operating income before the restructuring charge increased to $26.8 million, up 1.4% over the same period in 1998, and as a percent of sales declined from 9.3% to 8.9%. Operating margins were impacted in the first half of 1999 by lower initial margins from newly acquired businesses.

    Operating improvements for the balance of 1999 are expected as a result of continued productivity gains in North America and of the restructuring actions taken earlier this year in Europe. In July 1999, Pentair Electronic Packaging was formed, combining the strengths of our five electronic enclosure operations in North America, in order to better target opportunities in fast-growing datacom and telecom markets.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    Consolidated net sales increased to $1,937.6 million in 1998, representing a 5.4% increase over 1997 (up over 13% excluding the 1997 sales of Federal Cartridge Company, divested in November 1997). Our tools segment and our water segment posted double-digit growth rates, with the latter including the full year effect of a 1997 pump business acquisition. Our enclosures segment experienced lower sales due to soft capital spending environments in the U.S. and the overall German and Asian economies.

    Operating income increased to $193.2 million in 1998, up 13.8% over 1997, which as a percent of sales improved from 9.2% to 10.0%. Profitability improved due to volume efficiencies, favorable outsourcing opportunities, and manufacturing/purchasing efficiencies resulting from the integration of acquired pump businesses. Gross profit margins improved to 31.3% in 1998 versus 29.8% in 1997. Research and development expenses were 1.2% of net sales versus 1.2% in 1997. Selling, general and administrative expense as a percent of sales was 20.2% in 1998 as compared to 19.4% in 1997. We continue to incur costs to support major information system upgrades (which are starting to be offset by the associated cost improvements). We incurred expenses in 1998 and the first half of 1999 to implement company-wide process improvement and cost savings programs.

    Interest expense was higher in 1998 as compared to 1997 due to slightly higher effective interest rates.

    Our effective income tax rate was 37.5% in 1998. The comparable 1997 tax rate (excluding the unusual tax impact on the sale of Federal Cartridge) was 39.0%.

    Net income increased 16.6% to $106.8 million versus $91.6 million in 1997. Earnings per share of $2.46 in 1998 represented an increase of 16.6% over 1997 earnings per share of $2.11.

Excluding the $0.03 gain from the sale of Federal Cartridge in 1997, there was an 18.3 % increase over 1997.

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    Consolidated net sales increased to $1,839.1 million in 1997, representing a 17.4% increase over 1996. The double-digit growth rate is attributable to additional strategic acquisitions and continued growth in North America. Outside of North America, difficult European markets and weak local currencies limited the growth of sales in dollar terms.

    Operating income increased to $169.8 million in 1997, up 18.8% over 1996. Operating income as a percent of sales improved slightly from 9.1% to 9.2%. Significant margin gains in most existing businesses were nearly offset by the lower operating margins of our recent acquisitions. Strategic investments were made throughout all the operating segments to position us for continued productivity gains, increased capacity and improved customer service and satisfaction. Gross profit margins were maintained, remaining nearly flat at 29.8% in 1997 versus 29.9% in 1996. Research and development expenses increased to 1.2% of net sales versus 1.0% in 1996 due to the increasing stream of new products. Selling, general and administrative expense as a percent of sales was 19.4% in 1997 as compared to 19.8% in 1996. We continued to incur costs to support major information system upgrades, which are starting to be offset by the associated cost improvements.

    Interest expense was higher in 1997 as compared to 1996 due to slightly higher effective interest rates and higher average outstanding debt levels in 1997, influenced by the acquisition of the pump business in August and the sale of Federal Cartridge in November.

    We sold Federal Cartridge to Blount International, Inc., in November 1997, realizing a $10.3 million pre-tax gain. This gain was reduced by $9.1 million of taxes, resulting in a net gain of $1.2 million, or $.03 per share. Sales and operating income for Federal Cartridge through the first 10 months of 1997 improved over the levels of their very difficult 1996.

    Taxes on the gain from the sale of Federal Cartridge were greater than our normal tax rate due to non-deductible goodwill created as part of the original structure of the 1988 Federal-Hoffman acquisition. Our effective income tax rate of 42.2% includes this incremental tax from the gain on sale. The tax rate excluding the gain on the sale of Federal Cartridge was 39.0% as compared to 40.2% in 1996.

    Net income increased 22.9% to $91.6 million versus $74.5 million in 1996. Earnings per share of $2.11 in 1997 represented an increase of 22.0% over 1996 earnings per share of $1.73. Earnings per share without the gain from the sale of Federal Cartridge was $2.08, a 20% increase over 1996.

                          SPECIAL RESTRUCTURING CHARGE

    In the first quarter of 1999, we recorded a special restructuring charge of $38.0 million ($24.1 million after-tax or $.56 per share). As shown below, $3.0 million was spent through June 26, 1999.

    The restructuring plan comprises consolidation of certain operations, overhead reductions and outsourcing of specific product lines in each of our three business segments. We anticipate a reduction of approximately 1,050 jobs, as detailed below, offset by approximately 350 new jobs at our other facilities in connection with consolidation and rationalization. The restructuring plan does not contemplate that we will exit any of our current lines of business; the projects involved are designed to make our existing businesses more efficient.

    Our tools segment will consolidate North American distribution operations and combine the headquarters of the two power tool businesses, Delta and Porter-Cable, in Jackson, Tennessee. In the service equipment businesses, products are being outsourced to offshore manufacturers or transferred to other North American facilities. The Jonesboro, Arkansas manufacturing operation of Lincoln Automotive will be closed. These actions will result in the termination of more than 600 employees. Restructuring charges for our tools segment amounted to $16.8 million, $10 million of which is attributable to employee terminations, and the balance of which relates to asset write-downs and other exit costs. Management currently estimates the benefits will be approximately $14.8 million in 2000 and $15.5 million in 2001.

    Our water segment will reduce the workforce at its Lincoln Industrial business and outsource some product manufacturing, resulting in headcount reduction of approximately 100 employees. Lincoln Industrial plans to eliminate approximately 50% of the manufacturing space at its U.S. manufacturing facilities. The charge for our water segment was $4.5 million, approximately $1.2 million of which relates to terminated employees, and the balance of which is attributable to demolition and other exit costs. Management currently estimates the benefits will be approximately $0.4 million in 1999, $2.1 million in 2000 and $2.1 million in 2001.

    Our enclosures segment initiated termination of employees in its European enclosure businesses and adopted a plan to rationalize manufacturing at its North American facilities. These actions will result in the reduction of approximately 350 employees. Our tools segment absorbed $16.7 million of the charge, largely related to employee terminations. Management currently estimates the benefits will be approximately $4.6 million in 1999, $9.2 million in 2000 and $12.2 million in 2001.

    The components of the restructuring charge and related reserve balances remaining at June 26, 1999 were:

                                    PERSONNEL        ASSET
                                      COSTS        DISPOSALS     EXIT COSTS      TOTAL
                                  -------------  -------------  -------------  ---------
                                                  (DOLLARS IN MILLIONS)
1999 Restructuring charge.......    $    27.5      $     7.0      $     3.5    $    38.0
1999 Spending to date
  Cash spending.................         (2.9)          (0.1)          (0.0)        (3.0)
  Non-cash spending.............         (0.0)          (0.1)          (0.0)        (0.1)
                                        -----          -----          -----    ---------
Remaining reserve...............    $    24.4      $     6.8      $     3.5    $    34.9
                                        -----          -----          -----    ---------
                                        -----          -----          -----    ---------

    "Personnel Costs" consists of severance, medical plan continuation, pension cash-outs, and outplacement per company policy for the 1,050 employees planned to be terminated. As of June 26, 1999, 185 employees were terminated (or in Europe were working under statutory notice periods).

    "Asset Disposals" consists of the write-down of the carrying value of the Delta headquarters building which is held for resale and the write-off of special-use manufacturing and support assets which will no longer be needed and which will be scrapped or abandoned. The real estate held for resale is expected to be disposed of by mid-2000. All of these assets are currently classified as property, plant and equipment. No charge has been taken with respect to the Jonesboro real estate since we believe it will be able to be sold for book value within a reasonable period.

    "Exit Costs" consists of maintenance and security costs of surplus buildings until leases expire or demolition or disposal of certain buildings, including the Jonesboro building.

    "Personnel Costs" and "Exit Costs" are cash costs and the "Asset Disposals" are primarily non-cash costs. Our currently anticipated schedule projects cash expenditures of $14.1 million in

1999, $15.3 million in 2000 and $1.6 million in 2001. These requirements will be funded through cash from operations or borrowings under our existing credit facilities.

    During the first half of 1999, restructuring benefits (largely personnel cost savings) of approximately $1.9 million were realized. Currently anticipated benefits are projected to be a total of $5.0 million in 1999, $26.1 million in 2000 and $29.8 million in 2001. The major components of anticipated benefits are in reductions in labor costs and efficiencies in consolidating distribution and administrative functions.

    The anticipated benefits noted above are net of the costs of adding 350 employees at other of our locations. The benefits do not, however, take into account one-time costs associated with these restructuring plans. We anticipate that the associated one-time costs will amount to approximately $6.2 million, one-half of which is contemplated to be incurred in fiscal 1999, with most of the balance to be incurred in the first quarter of 2000. These costs are not included in the restructuring charge, since they relate to asset relocations, start-up costs and training and recruiting of employees at other locations.

                        LIQUIDITY AND CAPITAL RESOURCES

    Cash from operating activities for the first half generated $10.1 million in 1999 compared to the use of $0.2 million in the same period in 1998. We believe that cash flow from operations will exceed our needs for capital expenditures, smaller acquisitions and dividends for the full year.

    Capital expenditures were $19.0 million in the first half of 1999 compared to $15.6 million in the first half of 1998. We currently expect that our capital expenditures will remain approximately 3% of net sales for the coming fiscal year.

    We had a negative free cash flow of $8.9 million in the first half of 1999 compared to a negative $15.8 million in the first half of 1998. Free cash flow, a measure of the internal financing of operational cash needs, is defined as cash from operations less capital expenditures. We are targeting continued growth in free cash flow as a percent of sales through improved profitability and working capital management. Historically, free cash flow is negative during the first half of each fiscal year and positive thereafter.

    Borrowings in the first half of 1999 financed operating needs, capital expenditures and the acquisition in April of WEB. The percentage of long-term debt to total capital was 34% at June 26, 1999 compared to 29% at December 31, 1998. We are authorized to repurchase stock to offset the dilution caused by stock issuances under employee stock compensation plans. In 1999, we acquired 117,000 shares of its common stock for approximately $4.0 million. As of June 26, 1999, we had available to us approximately $240 million under our current revolving credit agreements.

                              RECENT DEVELOPMENTS

    On August 10, 1999, we acquired all of the outstanding capital shares of Essef. Essef's pool installation business, Anthony & Sylvan, was split off to Essef shareholders at the time of the acquisition. The acquisition was accounted for using the purchase method of accounting. The acquisition price was approximately $310 million, and we refinanced approximately $120 million of Essef indebtedness.

    On September 3, 1999, we acquired all of the outstanding shares of Falcon Manufacturing, Inc., the parent company of DeVilbiss, for a cash purchase price of approximately $460 million. The acquisition will be accounted for using the purchase method of accounting.

    On August 2, 1999, we entered into the $400 million bridge loan agreement with Morgan Guaranty Trust Company of New York, that together with approximately $30 million from our revolving credit facilities was used to finance the Essef acquisition. The bridge loan accrues interest at a floating rate equal to LIBOR plus a variable margin. The margin is 1.25% through September 30, 1999, increasing to 1.75% from October 1 to November 30, 1999 (or, if the amount outstanding on October 1 is $200 million or less, increasing to 1.5%), and increasing by an additional 1% from December 1, 1999 through maturity. The current interest rate under the bridge loan is 6.56%. The bridge loan matures on March 30, 2000, though it is required to be reduced in the event of any material sale of assets or any new issuance of debt or equity, including any issuance of notes pursuant to this offering or issuance of shares pursuant to the concurrent common stock offering.

    On August 13, 1999, we entered into a new $100 million revolving credit agreement with U.S. Bank National Association, as agent, under which we may draw up to $50 million. The balance of the bank's commitment expired with the execution of our $800 million revolving credit facilities. We drew the full $50 million to partially finance the DeVilbiss acquisition. The U.S. Bank loan accrues interest at a floating rate equal to LIBOR plus a variable margin. The margin is 1.25% through December 1, 1999 and 2.0% from December 2, 1999 through March 30, 2000. The U.S. Bank loan matures on March 30, 2000; provided, that the bank's commitment will be permanently reduced by $50 million, and related borrowings repaid, prior to maturity upon any new issuance of debt or equity, including any issuance of notes pursuant to this offering or issuance of shares pursuant to the concurrent common stock offering.

    We have entered into two new credit facilities aggregating $800 million, consisting of a five-year $425 million revolving credit facility and a new 364-day $375 million revolving credit facility. The $800 million revolving credit facilities entirely replaced our previous $390 million credit facilities and were entered into to partially fund the acquisition of DeVilbiss and to support our operating needs. Inclusive of related facilities fees, the $800 million revolving credit facilities accrue interest at a floating rate equal to LIBOR plus 1.25% through December 1, 1999 and thereafter based upon the rating of our long-term senior unsecured debt assigned by Standard & Poor's Ratings Group and Moody's Investor Service, Inc., or if not in effect, a leverage ratio. The $425 million revolving credit facility expires September 2, 2004 and the $375 million revolving credit facility expires August 31, 2000.

                                    OUTLOOK

    Our revenue growth in the coming months will be driven by new product introductions and expanded distribution. Our acquisition of Essef, which closed on August 10, 1999 significantly increases sales in our water segment, while our acquisition of DeVilbiss, which closed on September 3, 1999, significantly expands sales in our tools segment. We expect that the profitability of all three of our business segments will be strengthened by the net benefits of our cost savings projects initiated in 1998 and the restructuring plans announced in the first quarter of 1999. However, we have incurred higher interest costs and related financing fees as a result of our recent acquisitions. These acquisitions, taken together, are anticipated to be modestly dilutive over the balance of 1999, due to the seasonality of the Essef pool and spa equipment businesses and due to associated interest costs and financing fees for these acquisitions. However, we expect that the acquired businesses will be accretive in the first full twelve months of our ownership and in fiscal 2000.

                                   YEAR 2000

BACKGROUND

    The Year 2000 issue is the result of computer programs and embedded computer chips originally having been designed and developed using two digits rather than four digits to define the applicable year. Any of our internal use computer programs and hardware as well as our products that are date sensitive may recognize a date using "00" as the year 1900 rather than the year 2000.

This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions or engage in normal business activities for us, our suppliers and our customers.

STATE OF READINESS

    Our businesses have had "Y2K Project" programs in place since as long ago as 1995 to address Year 2000 problems in critical business areas for information management systems, non-information systems with embedded technology, suppliers and customers. We have completed our review and compliance planning for our critical information systems (IS). Most of our larger businesses have completed the implementation of required actions for compliance; the balance of the business units are in the final stages of implementation.

    As of June 26, 1999, 16 out of the current 37 computing locations have completed their Year 2000 compliance implementation for all systems, including non-IS automated communications and manufacturing systems. The 16 completed locations represent approximately 60% of our revenues. All but four of the remaining locations do not require additional resources to complete implementation by the end of the third quarter of 1999. The remaining four locations, which represent approximately 6% of our revenues, have been provided additional internal or external resources to finish on a timely basis. No significant difficulties have been encountered to date as a result of Year 2000 non-compliance in any of our businesses. We have also reviewed the Year 2000 compliance status of our recent Essef and DeVilbiss acquisitions as a part of the due diligence review of those businesses. We believe that these operations will be Year 2000 compliant on a timely basis.

    In many cases, implementation includes installation or updating of new Enterprise Resource Planning ("ERP") systems for our 34 current manufacturing locations designed to enable these businesses to operate more efficiently and to provide better management reporting. We anticipate that implementation and testing phases for the installation of the ERP system company-wide will be substantially complete by the end of the third quarter of 1999. We have installed and tested our ERP systems in 13 locations. Installation is continuing at another 9 locations, all but one of which is anticipated to have been completed by the end of the third quarter, with that remaining site scheduled for completion in October 1999.

    The remaining 12 manufacturing locations have not converted and did not intend to convert their ERP systems at this time, but have completed their Year 2000 compliance actions for their current systems. All manufacturing sites will be converted to the new ERP system over the next few years as the IS development plan is concluded.

    Less than 0.1% of our products are believed to be date dependent and consequently should not be affected by the Year 2000 issue.

    We have close working relationships with a large number of suppliers and customers. These include, among others, utility and telecommunication providers, raw materials and components suppliers, and financial institutions, managed care organizations and large retail establishments. We have been reviewing, and continue to review, with our critical suppliers and major customers the status of their Year 2000 readiness. Our business units have established plans for ongoing monitoring of suppliers during 1999.

COSTS TO ADDRESS THE YEAR 2000 ISSUE

    As a result of the numerous different IS systems used by businesses that we have acquired over the years and also as a result of changing business requirements, we have an ongoing development plan with scheduled replacements of hardware and software occurring over the past few years and continuing into the future throughout the organization. Year 2000 compliance is a by-product of our IS development plan.

    The estimated cost associated with the total IS development plan over the five-year period from 1995 to 1999 is anticipated to be approximately $61 million; the plan is approximately 83% complete. This cost estimate is an increase of approximately $6 million over the budgeted amount as of the end of 1998. The forecasted increase is attributable largely to the cost of additional consulting services for installation or updating of ERP systems both for recent acquisitions and ERP installations that have taken longer to complete than planned. The estimated cost specifically attributable to Year 2000 compliance, apart from other IS development activities, amounts to approximately $15.5 million, of which $13 million had been spent through June 1999. We have not deferred any significant IS projects as a result of the implementation of our Year 2000 project.

CONTINGENCY PLANS

    Our businesses are in the process of developing Year 2000 contingency plans, based on their review of their internal and external compliance progress. A full review is underway to assess our vulnerability to internal noncompliance and potential third-party failures and actions that can be taken to reduce unfavorable impacts. Possible plans may include arranging alternative or additional suppliers and service providers, increasing inventory levels, providing additional back-up systems and replacing or upgrading equipment and software.

RISKS REPRESENTED BY THE YEAR 2000 ISSUE

    We believe that completed and planned modifications and conversions of our internal systems and equipment will allow us to be Year 2000 compliant in a timely manner. However, there can be no assurance that our systems or equipment, nor those of third parties on which we rely, will be Year 2000 compliant, in all material respects, in a timely manner, nor that attainment of compliance can be done for the amount budgeted by the company. Nor can we give any assurance that our own or third parties' contingency plans will mitigate the effects of any noncompliance. We believe that non-compliance with Year 2000 issues would likely result in some reduction of our operations for the first part of the year 2000, which could have a material adverse effect on our businesses or our financial condition.

    Based on our assessments to date, we believe we will not experience any material disruption as a result of Y2K issues in internal manufacturing processes, information processing, interfacing with major customers or processing orders and billing. However, if critical utility service providers experience difficulties that affect us or our business units, a shutdown of some or all operations at individual facilities could occur. We are developing contingency plans to provide for continuity of processing (in the event of a Y2K disruption) which will be based on the outcome of our Y2K compliance reviews and the results of third party verification efforts. Assuming no major disruption in service from utility companies or similar critical third-party providers, we believe that we will be able to manage our Year 2000 transition without material effect on our results of operations or financial condition.

    The most reasonably likely worst case scenario of failure by us or our suppliers or customers to resolve Year 2000 issues would be a temporary slowdown or cessation of manufacturing operations at one or more of our facilities, and/or a temporary inability on our part to timely process orders and to deliver finished products to customers. Delays in meeting customer orders would reduce or delay sales and affect the timing of billings to and payments received from customers and could result in complaints, charges or claims, or temporarily increasing working capital.

                                    BUSINESS

    We are a rapidly growing, global manufacturer and distributor of high quality industrial products in three principal industry segments:

    - professional tools and equipment;

    - water and fluid technologies; and

    - electrical and electronic enclosures.

    Since 1993, our sales have grown at a compound annual rate of 15.4%, from $946.6 million in 1993 to $1,937.6 million in 1998. Over the same period, we have achieved growth in operating income of 23.2%, from $68.1 million in 1993 to $193.2 million in 1998. We have achieved this growth through continuous new product introductions, strategic acquisitions and multiple cost saving initiatives. We market thousands of products, most of which we also design and manufacture. The end markets for our products are diverse, consisting of the construction, woodworking, electronics, water conditioning, automotive and industrial markets.

                         OVERVIEW OF BUSINESS SEGMENTS

PROFESSIONAL TOOLS AND EQUIPMENT

    Pro forma sales for our tools segment (including the acquisition of DeVilbiss) were $1,230.3 million for 1998, representing 47% of our overall pro forma sales, and were $668.3 million for the first half of 1999, representing 46% of our overall first half pro forma sales. The following table lists some of our products, brand names, distribution channels and markets:

PRODUCTS                 BRAND NAMES        DISTRIBUTION CHANNELS    MARKETS
-----------------------  -----------------  -----------------------  -----------------------
-  Woodworking           -  Delta           -  Home Centers          -  Construction/
   Machinery             -  Porter-Cable    -  Retail Chains            Renovation
-  Portable Power Tools  -  FLEX            -  Industrial Tool       -  Professional
-  Lubricating and       -  Lincoln            Distributors             Contractors
   Lifting Equipment     -  Century         -  Hardware Stores       -  Cabinet Shops
-  Battery Charging and                     -  Warehouse             -  Upscale Hobbyists
   Testing Equipment                           Distributors          -  Do-It-Yourselfers
-  Welding Equipment                        -  Auto Parts Chains     -  Automotive Service
                                            -  Major Oil Companies      Professionals
                                            -  Farm Fleet Stores     -  Oil Change Centers
                                            -  Mail Order            -  Farmers

    Our tool product lines are positioned at the high end of the market and target professionals and upscale hobbyists. As a result of our internal product development, we are a leading innovator of new products and features, with new products developed in the past five years representing 50% of our sales in this segment last year. Significant new products include Porter-Cable's Bammer-TM-and air nailer products and Century's Booster Pac-TM-.

    Our markets are growing due to retail and demographic trends, including the rapid expansion of home centers, increased purchases of high-end professional-quality tools by do-it-yourselfers, growth in home renovation projects and new housing starts. Consolidation in the retail channel continues to be significant, and we believe our broad product offerings and high level of customer service have strengthened our relationships in this channel. We have received over 70 industry awards since January 1998, including Home Depot's "Partner of the Year" award, which Porter-Cable has won for three years in a row, Lowe's "Supplier of the Year" award, won by Porter-Cable for 1998, and Sears "Partner in Progress" award, won by Century for 1998.

    Since January 1996, we have aggressively pursued acquisitions to broaden our product lines and have completed five acquisitions in our tools segment during this period. Our acquisition of DeVilbiss expands our tools product offerings, allows us to leverage our sales force and expands the sale of DeVilbiss' products to new distribution channels. The following table lists some of DeVilbiss' products, brand names, distribution channels and markets:

PRODUCTS               BRAND NAMES            DISTRIBUTION CHANNELS  MARKETS
---------------------  ---------------------  ---------------------  ---------------------
-  Compressors         -  Air America         -  Home Centers        -  Construction/
-  Generators          -  Ex-Cell             -  Retail Chains          Renovation
-  Pressure Washers    -  ProAir II           -  Hardware Stores     -  Professional
                       -  Charge Air Pro                                Contractors
                                                                     -  Do-It-Yourselfers
                                                                     -  Consumers

WATER AND FLUID TECHNOLOGY

    Pro forma sales for our water segment (including the acquisition of Essef) were $840.7 million for 1998, representing 32% of our overall pro forma sales and were $474.8 million for the first half of 1999, representing 33% of our overall first half pro forma sales. The following table lists some of our products, brand names and markets:

PRODUCTS                       BRAND NAMES                    MARKETS
-----------------------------  -----------------------------  -----------------------------
-  Water and Wastewater Pumps  -  Myers                       -  Residential
-  Control Valves              -  Fairbanks Morse             -  Commercial HVAC
-  Automated and Manual        -  Aurora Pumps                -  Plumbing
   Lubrication Systems         -  Hydromatic                  -  Fire Pump
-  Pumps and Pumping Stations  -  Fleck                       -  Municipal Waste and Water
   for Thick Fluid Transfer    -  Lincoln Industrial             Treatment Facilities
   Applications                                               -  Residential and Commercial
                                                                 Water Treatment
                                                              -  Industrial Plant
                                                              -  Food and Beverage Plants
                                                              -  Industrial and Commercial
                                                                 Equipment

    The water handling and treatment market has been growing, primarily as a result of the need for potable water in residential use, increased specifications for highly purified water in industrial applications, environmental regulations, consumer awareness of water quality and the need for clean water in developing nations. The market is consolidating as suppliers seek to provide integrated solutions and expand their product offerings to serve global markets.

    In 1995, we targeted the water business as a key, long-term growth opportunity. Since then, we have aggressively pursued acquisitions in this area, purchasing Fleck Controls (water treatment valves) in 1995 and General Signal Pump Group (residential and commercial pumps) in 1997. These strategic acquisitions of large, established businesses, together with F. E. Myers, owned since 1986, form the foundation of our water segment. Fleck Controls currently holds a leading position in the worldwide water treatment control valve market. We are also a leading water and wastewater pump manufacturer in North America and the world.

    Our acquisition of Essef, completed on August 10, 1999, expands our water segment product offerings to include tanks and filtration systems and adds the pool and spa markets to our existing distribution channels. In addition, through Essef, we added new product development capabilities and expanded our expertise in composite and resin technologies. The following table lists some of Essef's representative products, brand names and markets:

PRODUCTS                       BRAND NAMES                    MARKETS
-----------------------------  -----------------------------  -----------------------------
-  Storage Tanks               -  Structural Fibers           -  Residential
-  Pumps                       -  WellMate                    -  Commercial
-  Filtration Systems          -  Pac-Fab                     -  Industrial
-  Pool Accessories                                           -  Municipal

ELECTRICAL AND ELECTRONIC ENCLOSURES

    Sales for our enclosures segment were $564.0 million for 1998, representing 21% of the overall pro forma sales, and were $299.6 million for the first half of 1999, representing 21% of the overall first half pro forma sales. The following table lists some of our products, brand names and markets:

PRODUCTS                       BRAND NAMES                    MARKETS
-----------------------------  -----------------------------  -----------------------------
-  Metallic and Composite      -  Hoffman                     -  Automotive
   Enclosures                  -  Schroff                     -  Petroleum and
-  Cabinets                    -  Pentair Enclosures             Petrochemical
-  Cases                       -  Optima                      -  Machine Tool
-  Subracks                    -  Eraba                       -  Control OEMs
-  Backplanes                  -  Transrack                   -  Datacom
-  Power Supplies                                             -  Networking/LANs
-  Technical Workstations                                     -  Computer Servers
-  Accessories                                                -  General Electronics
                                                              -  Telecom

    The enclosures market is expanding primarily due to the growth in the data communications, networking and telecommunications sectors. The industry is large and fragmented, although a trend toward consolidation has emerged, and this market continues to consolidate as suppliers seek to perform electronic contract manufacturing for high volume original equipment manufacturer customers.

    Responsiveness to customers' product needs and overall customer service is particularly important. Our enclosures segment provides a broad range of electrical and electronic enclosures and packaging solutions. Our high product quality and reputation for customer service, together with our strong distribution network and global capabilities, contribute to our strengths in this industry.

    In 1994, we acquired Schroff to expand our product offerings and geographic presence. We have continued to focus on high-growth applications in the enclosure market by acquiring The Walker Dickson Group in 1998 and WEB Tool & Manufacturing in 1999. These acquisitions addressed the custom and original equipment manufacturer markets, especially for networking, telecom and datacom applications. In July, we formed Pentair Electronic Packaging, combining the strengths of our five North American electronic enclosure operations, in order to better target opportunities in fast-growing datacom and telecom markets. This new division will provide a unified, customer-focused sales team, a wide selection of electronic packaging solutions and an extensive range of design and integration services.

                             OUR BUSINESS STRATEGY

    Our principal operating strategy is to continue to maintain a strong rate of growth in our three diverse business segments. By concentrating on these core segments, we are able to leverage our strengths and achieve significant positions within our target markets. In addition, our three segments create diversity in our distribution channels, end markets, customers and geographic presence which drives the consistency of our overall financial performance.

INTERNAL GROWTH INITIATIVES

    We remain focused on generating internal sales and profitability growth in our three business segments by pursuing the following strategies:

    - strengthen our market positions, particularly through continued new product introductions in all of our target markets;

    - leverage our sales and distribution capabilities to enter new channels and expand our presence in existing channels;

    - build on our strong customer relationships to expand our customer base;

    - increase our efficiency by streamlining administrative services and concentrating resources on product development, marketing and engineering; and

    - aggressively reduce costs by implementing cross-segment synergies, particularly in supply management and administrative functions.

    We continue to focus intensively on our company-wide cost savings initiatives, in particular supply management and shared administrative services such as human resources and computing services. In addition, in April we announced a restructuring plan to consolidate certain operations, reduce overhead and outsource specific product lines in each of our three business segments, including an anticipated net reduction of approximately 700 jobs. The restructuring plan is in addition to, and separate from, our other cost saving initiatives. We expect to achieve pre-tax savings of approximately $5 million in 1999, $26 million in 2000 and $30 million in 2001 from the restructuring. We believe there will be a 12-month payback from the time the restructuring funds are spent to the time they are returned to us in the form of greater efficiencies and lower costs.

GROWTH THROUGH DISCIPLINED ACQUISITIONS

    We have supplemented our numerous internal growth initiatives with a disciplined acquisition strategy. We have focused on acquisitions that complement our existing strong market positions and leverage our core strengths for rapid integration of acquired businesses. We have reduced administrative costs, rationalized manufacturing and distribution facilities, improved purchasing methods and implemented other cost-saving initiatives to realize synergies in our acquisitions. Through acquisitions we also seek to expand our product lines and technologies and gain access to additional distribution channels to expand our sales.

    We have developed stringent criteria to maintain a disciplined approach when evaluating potential acquisitions. We seek acquisitions that provide:

    - strong sales growth opportunities;

    - access to new or expanded distribution channels;

    - strong brand names;

    - new or enhanced technologies;

    - enhancement to our market share in target markets;

    - complements to our core competencies; and

    - global expansion opportunities.

                              RECENT ACQUISITIONS

    Since January 1996, we have completed thirteen acquisitions, representing an overall investment of over $1.2 billion. Our acquisition history includes:

       PROFESSIONAL TOOLS AND
          EQUIPMENT GROUP
------------------------------------
DeVilbiss (1999)
   - air compressors, portable
     generators, pressure washers

T-Tech Industries, Inc. (1998)
   - automatic transmission fluid
     exchangers and accessories

P&F Technologies Ltd. (1997)
   - refrigerant recycling equipment

Century Mfg. (1996)
   - service automotive equipment

FLEX GmbH (1996)
   - power tools

Biesemeyer Manufacturing (1995)
   - woodworking accessories

Hein Werner Automotive (1992)
   - automotive equipment

Delta International Machinery (1984)
   - stationary woodworking
     equipment

Porter-Cable (1981)
   - portable power tools


          WATER AND FLUID
         TECHNOLOGIES GROUP
------------------------------------

Essef Corporation (1999)
   - water treatment, pool & spa
     equipment

ORSCO (1998)
   - oil lubrication systems

General Signal Pump Group (1997)
   - pumps

S.I.A.T.A. SpA (1996)
   - water conditioning control
     equipment

Aplex Industries, Inc. (1996)
   - industrial pumps

Fleck Controls, Inc. (1995)
   - control valves

Expert Pumps (1990)
   - sump pumps

McNeil (1986)
   - pumps and lubrication equipment

     ELECTRICAL AND ELECTRONIC
          ENCLOSURES GROUP
------------------------------------

WEB Tool & Manufacturing (1999)
   - custom server subracks and
     chassis

Walker Dickson Group (1998)
   - enclosures, subracks and
     systems

Transrack (1997)
   - complementary cases and
     enclosures

Schroff (1994)
   - enclosures, cases and
     accessories

Federal-Hoffman (1988)
   - electrical and electronic
     enclosures

    We are continuously investigating other acquisition candidates and typically have several acquisitions at various stages of discussions or negotiations at any given time. We have considered in the past and will continue to consider large acquisitions that could significantly expand our three current segments or, in appropriate cases, add a new business segment.

ACQUISITION OF ESSEF

    On August 10, 1999, we acquired all of the outstanding capital shares of Essef, which then operated two businesses, Structural Fibers and Pac-Fab. A third business formerly owned by Essef, Anthony & Sylvan, was split off to Essef shareholders at the time of the acquisition. The acquisition price was approximately $310 million, and we refinanced approximately $120 million of Essef indebtedness. Sales for the Structural and Pac-Fab businesses were $296 million for Essef's fiscal year ended September 30, 1998 and were $261 million for Essef's first three quarters ended June 30, 1999. Operating income was $26 million for Essef's fiscal year ended September 30, 1998 and was $28 million for the first three quarters ended June 30, 1999.

    Structural Fibers designs, manufactures and distributes products used in moving, treating and storing water, including pumps, storage tanks and filtration systems for residential, commercial, municipal and industrial customers. Pac-Fab is a leading manufacturer of pool and spa equipment used in residential and commercial applications. These two businesses expand our water segment product offerings to include tanks and filtration systems, and extend our distribution channels to include the pool and spa markets. We believe the acquisition of these businesses significantly strengthens our position in global water markets and in the residential and industrial water equipment business.

    We believe the acquisition of Essef provides us with many opportunities for revenue growth in our water segment, including:

    - expanding our distribution coverage to serve the pool and spa equipment markets;

    - offering integrated water systems by combining certain of our existing products with those of Essef;

    - gaining technical expertise in composite and resin technologies; and

    - providing immediate access to certain international markets we do not currently serve.

    We have identified a number of actions to rapidly integrate the Essef businesses into our existing water segment, including:

    - streamlining management in the water treatment business;

    - rationalizing facilities;

    - leveraging our ongoing supply management program to reduce purchase costs for motors and resins;

    - outsourcing certain products to Asia, as we currently do for some of our other water products;

    - combining pumps, filters and other equipment currently utilized by Pac-Fab in its pool markets to provide complete water systems for industrial users; and

    - integrating the North American and European operations of Structural Fibers and Fleck, our water control valve business.

ACQUISITION OF DEVILBISS

    On September 3, 1999, we acquired from Falcon Building Products, Inc. all of the shares of Falcon Manufacturing, Inc., the parent company of DeVilbiss Air Power Company, for a cash purchase price of approximately $460 million. The DeVilbiss acquisition will be accounted for using the purchase method of accounting. Sales of DeVilbiss were $389 million for the year ended December 31, 1998 and were $269 million for DeVilbiss' first two quarters ended June 30, 1999. Operating income before corporate charges and interest expense was $32 million for the year ended December 31, 1998 and was $30 million for DeVilbiss' first two quarters ended June 30, 1999.

    DeVilbiss manufactures a broad line of air compressors, portable generators, pressure washers and accessories. Its products are sold to the retail, commercial, contractor and "do-it-yourself" markets under brand names such as Air America-Registered Trademark-, Charge Air Pro-Registered Trademark-, Ex-Cell-Registered Trademark- and Pro Air II-Registered Trademark-. The acquisition of DeVilbiss significantly expands our tools product line and reinforces our position in the rapidly growing retail channel.

    We believe the acquisition of the DeVilbiss offers us multiple opportunities for revenue growth in our tools segment, including:

    - expanding our tools segment product offerings;

    - leveraging our in-house retail sales force to increase account penetration and the number of accounts served; and

    - introducing certain acquired products into wholesale industrial and automotive service markets not currently served by DeVilbiss.

    We also expect to be able to generate significant cost savings from this acquisition through several initiatives, including:

    - consolidating physical distribution resulting in significant freight and overhead cost savings, as well as improved customer and delivery services;

    - combining headquarters and administrative functions to reduce costs;

    - using our purchasing and sourcing capabilities through Delta and Porter-Cable's existing organizations in the Far East to lower product costs; and

    - servicing DeVilbiss products through Porter-Cable's existing network to increase service and productivity and reduce costs.

                               RECENT FINANCINGS

    BRIDGE LOAN. On August 2, 1999, we entered into a $400 million bridge loan agreement with Morgan Guaranty Trust Company of New York, that together with approximately $30 million from our revolving credit facilities was used to finance the Essef acquisition. The bridge loan accrues interest at a floating rate equal to LIBOR plus a variable margin. The margin is 1.25% through September 30, 1999, increasing to 1.75% from October 1 to November 30, 1999 (or, if the amount outstanding on October 1 is $200 million or less, increasing to 1.5%), and increasing by an additional 1% from December 1, 1999 through maturity. The current interest rate under the bridge loan is 6.56%. The bridge loan matures on March 30, 2000; however, it is required to be reduced in the event of any prior sale of assets or new issuance of debt or equity, including any issuance of notes pursuant to this offering or issuance of shares pursuant to the concurrent common stock offering. Under the terms of the bridge loan, we will be restricted from making additional acquisitions over $25 million until that financing is paid off. A copy of the bridge loan was filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended June 26, 1999, filed August 5, 1999, incorporated by reference in the prospectus.

    U.S. BANK LOAN. On August 13, 1999, we entered into a new $100 million revolving credit agreement with U.S. Bank National Association, as agent, under which we can draw up to $50 million. The balance of the commitment expired with the execution of our $800 million revolving credit facilities. The U.S. Bank loan was entered into to provide additional funds for our acquisition of DeVilbiss and we drew the full $50 million of the U.S. Bank loan at the time of the closing of the DeVilbiss acquisition. The U.S. Bank loan accrues interest at a floating rate equal to LIBOR plus a variable margin. The margin is 1.25% through December 1, 1999 and 2.0% from December 2, 1999 to March 30, 2000. The U.S. Bank loan matures on March 30, 2000; provided, that the bank's commitment will be permanently reduced by $50 million, and related borrowings repaid, prior to maturity upon any new issuance of debt or equity, including any issuance of notes pursuant to this offering or issuance of shares pursuant to the concurrent common stock offering. A copy of the U.S. Bank loan was filed as
Exhibit 10.2 to our Form 8-K filed August 25, 1999, incorporated by reference in the prospectus.

    $800 MILLION CREDIT FACILITIES. We have entered into two new credit facilities aggregating $800 million, consisting of a five-year $425 million revolving credit facility and a new 364-day $375 million revolving credit facility. The $800 million revolving credit facilities entirely replaced our previous $390 million credit facilities and were entered into to partially fund the acquisition of DeVilbiss and to support our operating needs. Inclusive of related facilities fees, the $800 million revolving credit facilities accrue interest at a floating rate equal to LIBOR plus 1.25% through December 1, 1999 and thereafter based upon the rating of our long-term senior unsecured debt assigned by Standard & Poor's Ratings Group and Moody's Investor Service, Inc., or if not in effect, a leverage ratio. The $425 million revolving credit facility expires September 2, 2004 and the $375 million revolving credit facility expires August 31, 2000. Copies of the $800 million credit facilities were filed as Exhibits 4.1 and 10.1 to our Form 8-K filed September 3, 1999 incorporated by reference in the prospectus.

    EFFECTS OF RECENT FINANCINGS. Our increased debt levels as a result of the borrowings described above may affect certain other five to seven year fixed-rate term loan financing agreements we entered into in the years from 1992 to 1999. Under the most restrictive of these agreements, we will have to maintain our debt to total capital ratio below 65%.

    The bridge loan, the U.S. Bank loan and the $800 million revolving credit facilities will be sufficient to fund the Essef and DeVilbiss acquisitions and for us to finance our normal operating needs for the balance of the year, including working capital, capital expenditures, dividends and small acquisitions. The bridge loan and the U.S. Bank loan mature on March 30, 2000. We currently intend to refinance these loans with the proceeds from this offering and the concurrent common stock offering. If we are unable to do so before maturity of these loans, we will be required to seek alternative financing arrangements.

                            DESCRIPTION OF THE NOTES

    The following description of the particular terms of the notes supplements, and to the extent different replaces, the description of the general terms and provisions of the debt securities in the accompanying prospectus under the caption "Description of Debt Securities." Certain capitalized terms are defined in the prospectus."

                                    GENERAL

    The notes offered hereby will be limited to $250,000,000 aggregate principal amount at any time outstanding and will mature on October 15, 2009. The notes will bear interest from October 5, 1999 at a rate of 7.85% per annum, or from the most recent Interest Payment Date to which interest has been provided for. Interest will be payable semi-annually on April 15 and October 15 of each year (each such day an "Interest Payment Date"), beginning April 15, 2000. The "Regular Record Dates" shall be the April 1 or October 1, as the case may be, next preceding the applicable Interest Payment Dates. Interest on the notes will be computed on the basis of a 360-day year of twelve 30-day months.

    If any Interest Payment Date or maturity date of the notes falls on a day which is not a Business Day, the related payment of principal or interest shall be made on the next succeeding Business Day with the same force and effect as if made on the date such payment was due, and no interest shall accrue on the amount so payable for the period from and after such Interest Payment Date or maturity date, as the case may be.

    The notes constitutes a separate series of debt securities under the indenture and will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple in excess thereof.

                              OPTIONAL REDEMPTION

    The notes will be redeemable, in whole or in part, at our option, at any time at a redemption price equal to the greater of:

    - 100% of the principal amount of such notes; or

    - as determined by a Quotation Agent (as defined below), the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate plus 25 basis points, plus, in each case, accrued interest thereon to the date of redemption.

    "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

    "Quotation Agent" means the Reference Treasury Dealer appointed by the trustee after consultation with us.

    "Reference Treasury Dealer" means:

    - Goldman, Sachs & Co. and its respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), we shall substitute therefor another Primary Treasury Dealer; and

    - any other Primary Treasury Dealer selected by the trustee after consultation with us.

    "Comparable Treasury Price" means, with respect to any redemption date:

    - the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations; or

    - if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

    Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

    The notes will not be entitled to the benefit of any sinking fund.

                                    RANKING

    The notes will be our senior unsecured obligations and will rank on a parity in right of payment with all of our other senior unsecured indebtedness for borrowed money.

                               CERTAIN COVENANTS

    RESTRICTIONS ON SECURED DEBT. Unless we specify, neither we nor any restricted subsidiary will incur, issue, assume or guarantee any debt secured by a mortgage, lien, pledge or other encumbrance upon any principal property without providing that the debt securities will be secured equally and ratably or prior to the debt. The indenture defines a principal property as any manufacturing plant, office facility, warehouse of distribution center consisting of real estate, buildings and fixtures located within the United States of America and owned by us or any of our subsidiaries, that has a gross book value, without deduction of any depreciation reserves, of more than $10 million. A principal property does not include any plant to the extent financed by obligations issued by a state or local governmental unit under certain provisions of the Internal Revenue Code or any plant which is not of material importance to the business conducted by us and our subsidiaries. A restricted subsidiary is any subsidiary of ours that owns a principal property. Debt includes any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed. Consolidated shareholders' equity is our consolidated shareholders' equity as shown on our most recent reported consolidated balance sheet and computed in accordance with generally accepted accounting principles. However, this provision shall not apply to the following:

    - Liens existing on the date of the indenture;

    - Liens on any principal property that secure or pay the costs of an acquisition, construction or improvement of that property by us or our subsidiaries and are created or assumed at the time of, or within 120 days of, the acquisition, construction or improvement;

    - Liens of or upon any property, shares of capital stock or debt existing at the time of acquisition, whether by merger, consolidation, purchase, lease or some other method;

    - Liens in favor of us or any restricted subsidiary;

    - Liens in favor of the any state or federal government, any agency, department or subdivision of any state or federal government or any other country or political subdivision of that country, to secure obligations pursuant to any contract or statute or to secure any debt incurred to finance the cost of acquiring, constructing or improving the property that is subject to the lien;

    - Liens imposed by law, including mechanics', workmen's, materialmen's carriers' warehousemen's vendors' or other liens arising in the ordinary course of business or federal, state or municipal liens arising out of contracts of the sale of products or services by us or our subsidiaries, or deposits or pledges to release such liens;

    - Pledges or deposits under workmen's compensation or similar laws and liens of judgments under such laws which are not currently dischargeable;

    - Good faith deposits in connection with bids, tenders, contracts or leases to which we or our restricted subsidiaries are a party or deposits to secure public or statutory obligations of us or our restricted subsidiaries;

    - Deposits to obtain or maintain self-insurance or to obtain the benefits of any laws, regulations or arrangements relating to unemployment insurance, pensions, social security or similar matters;

    - Deposits of cash or U.S. obligations to secure surety, appeal or customs bonds to which we or any of our subsidiaries that own or lease a principal property are a party;

    - Liens created by or as a result of any litigation or other proceeding which is being contested in good faith by appropriate proceedings or liens incurred to obtain a stay or discharge of any litigation or other proceeding;

    - Liens for taxes or assessments or governmental charges or levies not yet due or delinquent, or which can be paid without penalty or are being contested in good faith by appropriate proceedings;

    - Liens consisting of restrictions on the use of real property which do not interfere materially with the property's use or materially detract from its value, except for liens resulting from governmental action; and

    - Any extension, renewal or replacement of any of the liens referred to above.

The limitation on liens also does not apply if at the time and after giving effect to any debt secured by a lien and any retirement of a lien:

    - the total amount of all existing debt secured by liens that does not equally and ratably secure the debt securities and is not subject to the exceptions described above; plus

    - the total net amount of rent, discounted at the rate of interest implicit in the lease, required to be paid during the remaining term of all leases that we and our subsidiaries have entered into as sale and leaseback transactions, described below in "Restrictions on Sale and Leaseback Transactions";

    - does not exceed 7.5% of our consolidated shareholders' equity.

    RESTRICTIONS ON SALE AND LEASEBACK TRANSACTIONS. Unless we specify, neither we nor any restricted subsidiary of ours will enter into a sale and leaseback transaction. A sale and leaseback transaction occurs when we or a subsidiary of ours must sell or plan to sell or transfer a principal property to the lender or investor or to any person or organization to which funds have been or are to be advanced by a lender or investor and we or a restricted subsidiary will in turn lease the principal property for the lender or investor for a period of three or more years.

    The restrictions on sale and leaseback transactions do not apply where either: (a) we or our restricted subsidiary would be entitled to create debt secured by a lien on the property to be leased, without equally and ratably securing the debt securities, or (b) we, within four months after the effective date of the sale and lease-back transaction, apply to the retirement of debt of ours maturing by its terms more than one year after its original creation, an amount equal to the greater of:

    - the net proceeds of the sale of the real property leased pursuant to the transaction, or

    - the fair market value of the real property leased at the time of entering into the transaction.

The limitation on sale and leaseback transactions also does not apply if at the time of the sale and leaseback:

    - the present value of the net amount of rent, discounted at the rate of interest implicit in the applicable lease, required to be paid during the remaining term of all leases that we and our subsidiaries have entered into as sale and leaseback transactions; plus

    - the total amount of all existing debt secured by liens that does not equally and ratably secure the debt securities and is not subject to the exceptions described above in "Limitations on Liens"

    - does not exceed 7.5% of our consolidated shareholders' equity.

                             BOOK-ENTRY PROCEDURES

    DTC will act as securities depositary for all of the notes. We will issue the notes only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). We will issue and deposit with DTC one or more fully-registered global certificates for the notes representing in the aggregate, the total number of the notes.

    DTC is a limited purpose trust company organized under the New York Banking Law, a "banking organization" under the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" under the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered under the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among participants of securities transactions, like transfers and pledges, in deposited securities through electronic computerized book-entry changes in the participants' accounts, eliminating in this manner the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Others like securities brokers and dealers, banks and trust companies that clear through or maintain custodial relationships with direct participants, either directly or indirectly

("Indirect Participants") also have access to the DTC system. The rules applicable to DTC and its participants are on file with the SEC.

    Purchases of notes within the DTC system must be made by or through direct participants, who will receive a credit for the notes on DTC's records. The ownership interest of each actual purchaser of each debt security ("Beneficial Owner") is in turn to be recorded on the direct and indirect participants' records. DTC will not send written confirmation to Beneficial Owners of their purchases, but Beneficial Owners are expected to receive written confirmations providing details of the transactions, as well as periodic statements of their holdings, from the direct or indirect participants through which the Beneficial Owners purchased notes. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in notes, unless the book-entry system for the notes is discontinued.

    DTC has no knowledge of the actual Beneficial Owners of the notes. DTC's records reflect only the identity of the direct participants to whose accounts the notes are credited, which may or may not be the Beneficial Owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

    Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by direct participants and indirect participants to Beneficial Owners and the voting rights of direct participants, indirect participants and Beneficial Owners, subject to any statutory or regulatory requirements as is in effect from time to time, will be governed by arrangements among them.

    We will send redemption notices to Cede & Co. as the registered holder of the notes. If less than all of the junior subordinated notes are redeemed, DTC's current practice is to determine by lot the amount of the interest of each direct participant to be redeemed.

    Although voting on the notes is limited to the holders of record of the notes, in those instances in which a vote is required, neither DTC nor Cede & Co. will itself consent or vote on notes. Under its usual procedures, DTC would mail an omnibus proxy (the "Omnibus Proxy") to the trustee as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to direct participants for whose accounts the notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

    The trustee will make distribution payments on the notes to DTC. DTC's practice is to credit direct participants' accounts on the relevant payment date in accordance with their respective holdings shown on DTC's records unless DTC has reason to believe that it will not receive payments on the payment date. Standing instructions and customary practices will govern payments from participants to Beneficial Owners. Subject to any statutory or regulatory requirements, participants, and not DTC, the trustee or us, will be responsible for the payment. The trustee is responsible for payment of distributions to DTC. Direct and Indirect Participants are responsible for the disbursement of the payments to the Beneficial Owners.

    DTC may discontinue providing its services as securities depositary on any of the notes at any time by giving reasonable notice to the trustee and to us. If a successor securities depositary is not obtained, final certificates must be printed and delivered. We may, at our option, decide to discontinue the use of the system of book-entry transfers through DTC (or a successor depositary). After an event of default, the holders of an aggregate principal amount of notes may discontinue the system of book-entry transfers through DTC. In this case, final certificates for the notes will be printed and delivered.

    We have obtained the information in this section concerning DTC and DTC's book-entry system from sources that we believe to be accurate, but we assume no responsibility for the accuracy of the information. We have no responsibility for the performance by DTC or its participants of their respective obligations as described in this prospectus or under the rules and procedures governing their respective operations.

                        SAME-DAY SETTLEMENT AND PAYMENT

    Settlement for the notes will be made by the underwriters in immediately available funds. All payments of principal and interest will be made by us in immediately available funds or the equivalent, so long as DTC continues to make its Same-Day Funds Settlement System available to us.

                      TAXATION - UNITED STATES NOTEHOLDERS

    The following is a summary of the material United States federal income tax consequences of the purchase, ownership and disposition of the notes. It deals only with notes held as capital assets by the initial holders, and does not address the federal income tax consequences to holders subject to special treatment, such as partnerships and other pass-through entities, dealers in securities, financial institutions, insurance companies and tax-exempt organizations. The discussion below is based on current laws, regulations and administrative and judicial decisions. These authorities may be repealed, revoked or modified, possibly retroactively, in which case the federal income tax consequences could differ from those discussed below.

    For purposes of the following summary, the term United States holder refers to a holder of notes that is, for United States federal income tax purposes:

    - a citizen or resident of the United States;

    - a corporation created or organized under the laws of the United States or any State, including the District of Columbia;

    - an estate whose income is includable in gross income for United States federal income tax purposes regardless of its source; or

    - a trust, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust. Notwithstanding the preceding sentence, trusts in existence on August 20, 1996, which are treated as United States persons prior to that date and elect to continue to be treated as United States persons, are also United States holders for purposes of this discussion.

    The term non-United States holder refers to a holder of notes that is not a United States holder.

    WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN LAWS.

     UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO UNITED STATES HOLDERS

INTEREST

    Interest paid on the notes generally will be taxable as ordinary income to a United States holder at the time the interest is received or accrued, in accordance with the United States holder's method of accounting for federal income tax purposes.

SALE, EXCHANGE OR RETIREMENT OF NOTES

    A United States holder of a note generally will recognize gain or loss upon the sale, exchange, redemption or other taxable disposition of a note equal to the difference between the amount of cash and the fair market value of any property received for the note and the holder's adjusted tax basis in the note. This gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the note has been held for more than one year. However, any cash or property received on disposition of a note which is attributable to or taxable as accrued and unpaid interest on the note will be taxable as ordinary income.

BACKUP WITHHOLDING AND INFORMATION REPORTING

    In general, information reporting requirements will apply to interest paid on notes owned by United States holders, other than exempt holders such as corporations, and to proceeds realized by United States holders on dispositions of notes. These amounts will ordinarily not be subject to withholding of United States federal income tax. A 31% backup withholding tax will apply to these amounts only if the United States holder: (a) fails to furnish its Social Security or taxpayer identification number (TIN) within a reasonable time after request; (b) furnishes an incorrect TIN; (c) fails to report properly interest or dividend income; or (d) fails, under certain circumstances, to provide a certified statement, signed under penalty of perjury, that the TIN provided is its correct number and that it is not subject to backup withholding. Any amount withheld under the backup withholding rules may be refunded or credited against the United States holder's United States federal income tax liability, if the holder furnishes the required information to the Internal Revenue Service.

   UNITED STATES FEDERAL INCOME TAX CONSEQUENCES TO NON-UNITED STATES HOLDERS

INTEREST

    Interest which we pay on a note to a non-United States holder will not be subject to United States federal income or withholding tax if the interest is not effectively connected with the conduct of a trade or business within the United States by the non-United States holder and the non-United States holder:
(a) does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock; (b) is not a controlled foreign corporation to which we are directly or indirectly related for United States tax purposes; and (c) certifies, under penalties of perjury, that the holder is not a United States person and provides the holder's name and address.

    A non-United States holder that does not qualify for exemption from withholding under the preceding paragraph generally will be subject to a 30% United States federal withholding tax, or lower applicable treaty rate, on payments of interest on the notes.

    If a non-United States holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of this trade or business, the non-United States holder, although exempt from the withholding tax discussed above, may be subject to United States federal income tax on the interest in the same manner as if it were a United States holder. In addition, if the non-United States holder is a foreign corporation, it may be subject to a branch profits tax of 30%, or a lower applicable treaty rate, of its effectively connected earnings and profits for the taxable year, subject to adjustments. For this purpose, the foreign corporation's earnings and profits will include interest on a note.

    Recently finalized regulations, which, subject to transition rules, are effective for payments made after December 31, 2000, provide alternative procedures which a non-United States holder must follow to establish eligibility for a withholding tax reduction or exemption.

    PURCHASERS OF NOTES THAT ARE NON-UNITED STATES HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE POSSIBLE APPLICABILITY OF UNITED STATES WITHHOLDING AND OTHER TAXES UPON INTEREST INCOME REALIZED IN CONNECTION WITH THE NOTES.

SALE, EXCHANGE OR RETIREMENT OF NOTES

    A non-United States holder will generally not be subject to United States federal income tax on gain recognized on a sale, exchange, retirement (including redemption) or other disposition of a note unless: (a) the gain is effectively connected with the conduct of a trade or business within the United States by the non-United States holder; or (b) in the case of a non-United States holder who is a nonresident alien individual and holds the note as a capital asset, the holder is present in the United States for 183 or more days in the taxable year and the holder meets other requirements.

FEDERAL ESTATE TAXES

    If interest on the notes is exempt from withholding of United States federal income tax under the rules described above, the notes will not be included in the estate of a deceased non-United States holder for United States federal estate tax purposes.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    We will, where required, report to the non-United States holders of notes and the Internal Revenue Service the amount of any interest paid on the notes in each calendar year and the amounts of tax withheld, if any, with respect to these payments.

    Temporary regulations provide that the 31% backup withholding tax and information reporting requirements will not apply to payments of interest to non-United States holders, if the holder has given us the required certification, as described above, that the holder is not a United States person, or has otherwise established an exemption, provided that neither we nor our paying agent has actual knowledge that the holder is a United States person or that the conditions of any other exemption are not in fact satisfied. Under temporary regulations, these information reporting and backup withholding requirements will apply, however, to the gross proceeds paid to a non-United States holder on the disposition of the notes by or through a United States office of a United States or foreign broker, unless the holder certifies to the broker under penalties of perjury as to its name, address and status as a foreign person or the holder otherwise establishes an exemption. Information reporting requirements, but not backup withholding, will also apply to a payment of the proceeds of a disposition of the notes by or through a foreign office of a United States broker or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its files that the holder of the notes is not a United States person, and the broker has no actual knowledge to the contrary, or the holder establishes an exception. Neither information reporting nor backup withholding generally will apply to a payment of the proceeds of a disposition of the notes by or through a foreign office of a foreign broker not subject to the preceding sentence.

    Final regulations, which, subject to transition rules, are effective for payments made after December 31, 2000, alter these regulations in some respects. Among other things, the final regulations provide presumptions under which a non-United States holder will be subject to information reporting and backup withholding at the rate of 31% unless we or our paying agent receive certification from the holder of non-U.S. status. Depending on the circumstances, this certification must be provided: (a) directly by the non--United States holder; (b) in the case of a non-United States holder that is treated as a partnership or other fiscally transparent entity, by the partners, shareholders or other beneficiaries of the entity; or (c) by qualified financial institutions or other qualified entities on behalf of the non-United States holder.

    Backup withholding is not an additional tax. Any amounts which we or our paying agent withhold under the backup withholding rules may be refunded or credited against the non-United States holder's United States federal income tax liability, provided the holder furnishes the required information to the Internal Revenue Service.

                                  UNDERWRITING

    We have entered into an underwriting agreement and a pricing agreement with the underwriters named below with respect to the notes. Subject to certain conditions, each underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                           PRINCIPAL AMOUNT
UNDERWRITERS                                                   OF NOTES
---------------------------------------------------------  -----------------
Goldman, Sachs & Co......................................    $ 125,000,000
J.P. Morgan Securities Inc...............................       75,000,000
Banc One Capital Markets, Inc............................       50,000,000
                                                           -----------------
    Total................................................    $ 250,000,000
                                                           -----------------
                                                           -----------------

    Notes sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price of up to 0.40% of the principal amount of the notes. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount from the initial public offering price of up to 0.25% of the principal amount of the notes. If all the notes are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms.

    The notes are a new issue of securities with no established trading market. We have been advised by the underwriters that the underwriters intend to make a market in the notes, but they are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In connection with the offering, the underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriter of a greater aggregate principal amount of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the underwriters have repurchased notes sold by or for the account of such underwriter in stabilizing or short covering transactions.

    These activities by the underwriters may stabilize, maintain or otherwise affect the market price in the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    We estimate that our share of the total expenses of the offerings, excluding underwriting discounts and commissions, will be approximately $2 million.

    We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Concurrently with this offering and by a separate prospectus supplement, we are offering 5,500,000 shares of common stock, plus up to an additional 825,000 shares pursuant to an overallotment option granted by us to the underwriters. The underwriters will receive customary compensation in connection with the common stock offering. The completion of this offering is dependent upon completion of the concurrent common stock offering. The completion of the common stock offering is not dependent on the completion of this offering.

    Certain of the underwriters and their affiliates have from time to time provided investment banking, financial advisory, commercial banking and other services to us, for which they have received customary compensation, and may continue to do so in the future. Affiliates of J.P. Morgan Securities Inc. and Banc One Capital Markets, Inc. are lenders under our credit facilities and have received and will receive customary fees under these credit facilities. Affiliates of some of the underwriters are lenders under the bridge loan and/or the credit facilities and will receive a portion of the amounts repaid under the bridge loan and/or certain credit facilities with net proceeds received from the sale of the notes in this offering and/or the sale of common stock in the concurrent common stock offering. Because more than ten percent of such net proceeds will be paid to members or affiliates of members of the NASD participating in the offering, the offering will be conducted in accordance with Conduct Rule 2710(c)(8) of the National Association of Securities Dealers, Inc.

PROSPECTUS

                                  $700,000,000

                                     [LOGO]

Pentair, Inc.
1500 County Road B2 West, Suite 400
St. Paul, Minnesota 55113-3105
(651) 636-7920

                                  COMMON STOCK
                                DEBT SECURITIES

    Pentair, Inc. may offer and sell from time to time, together or separately, up to $700,000,000 of debt securities and shares of common stock. These securities may be offered in amounts, at prices and on terms set forth in supplements to this prospectus. This prospectus describes the general terms that will apply to the shares of common stock and debt securities we intend to offer at one or more times under this registration statement. It must be accompanied by a supplement at the time of sale. Supplements will be available at the time of each later offering of securities and will describe the specific terms of the debt securities and common stock being offered. You should read this prospectus and the supplements carefully before you invest.

    CONSIDER CAREFULLY THE "RISK FACTORS" BEGINNING ON PAGE 3 OF THIS PROSPECTUS BEFORE INVESTING IN THE COMMON STOCK OR DEBT SECURITIES.

    The common stock is listed on the New York Stock Exchange under the symbol "PNR."

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                    This Prospectus is dated August 5, 1999.

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

Risk Factors...............................................................................................           3

Cautionary Statement About Forward Looking Statements......................................................           6

About Pentair..............................................................................................           6

Use of Proceeds............................................................................................           8

Ratio of Earnings to Fixed Charges.........................................................................           8

The Securities We May Offer................................................................................           8

Description of Debt Securities.............................................................................           9

Description of Common Stock, Preferred Stock And Rights Plan...............................................          15

Provisions Relating to Changes in Control..................................................................          17

Plan of Distribution.......................................................................................          19

Where You Can Find More Information........................................................................          20

Legal Matters..............................................................................................          21

Experts....................................................................................................          21

    You should rely only on the information incorporated by reference or set forth in this prospectus and that is set forth in the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We are only offering our common stock and debt securities in states where the offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of those documents.

                                  RISK FACTORS

    You should carefully consider the following risk factors and warnings before making an investment decision. If any of the risks described below actually occur, our business, financial condition, results of operations or prospects could be materially adversely affected. In that case, the price of our securities could decline and you could lose all or part of your investment. You should also refer to the other information set forth or incorporated by reference in this prospectus, as well as our audited consolidated financial statements and notes thereto and our unaudited interim consolidated financial statements and notes thereto, which have been incorporated in this prospectus by reference.

OUR INABILITY TO SUSTAIN CONSISTENT INTERNAL GROWTH COULD ADVERSELY AFFECT OUR
  FINANCIAL PERFORMANCE.

    From 1993 through 1998, our net sales grew at a compound annual rate of 15.4%, approximately half of which was from internal growth. This growth was generated primarily from entering new distribution channels and introducing new products. To grow more rapidly than our markets, we will have to expand our geographic reach, increase our market shares, further diversify our distribution channels and continue to introduce new products. We may not be able to successfully meet those challenges, which could adversely affect our ability to sustain consistent internal growth. If we are unable to sustain consistent internal growth, we will be less likely to meet our stated revenue growth targets. Any shortfall in anticipated sales growth could adversely affect our net income growth, and, in turn, the market price of our stock.
OUR INABILITY TO COMPLETE OR SUCCESSFULLY INTEGRATE FUTURE ACQUISITIONS COULD
  ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

    Approximately half of our net sales growth in the period from 1993 through 1998 was generated from businesses which we acquired in that period. We may not be able to sustain this level of growth from acquisition activity in the future. We intend to continue to evaluate strategic acquisitions primarily in our three current business segments, and we may consider acquisitions outside of these segments as well. Our ability to expand through acquisitions is subject to various risks, including the following:

    - increased competition for acquisitions, especially in the enclosures industry;

    - higher acquisition prices;

    - lack of suitable acquisition candidates in targeted product or market areas;

    - diversion of management time and attention to acquisitions and acquired businesses;

    - inability to integrate acquired businesses effectively or profitably; and

    - inability to achieve anticipated benefits from acquisitions.

Acquisitions could have a material adverse effect on our operating results, particularly in the fiscal quarters immediately following the acquisitions, while we attempt to integrate operations of the acquired businesses into our operations. Once integrated, acquired operations may not achieve profitability.

WITHOUT SIGNIFICANT CAPITAL, WE WILL NOT BE ABLE TO ACHIEVE OUR PLANNED GROWTH.

    Our plans to continue our growth in our chosen markets will require additional capital for:

    - future acquisitions

    - capital expenditures for existing businesses

    - growth of working capital

    - expansion into new geographic regions

In the past we have financed our growth primarily through debt financings. Significant future acquisitions will require us to expand our debt financing resources or to issue equity securities. Our financial results will be adversely affected if interest costs under our debt financings are higher than the income generated by acquisitions or other internal growth. In addition, future acquisitions could be dilutive to your equity investment if we issue additional stock to fund acquisitions. We cannot assure you that we will be able to sell equity or to obtain future debt financing at favorable terms. Without sufficient financing, we will not be able to pursue our growth strategy, which will limit our growth and revenues in the future.

OUR OPERATIONS WILL SUFFER IF WE ARE UNABLE TO COMPLETE OUR INTERNAL
  TRANSFORMATION INITIATIVES.

    We are in the process of transforming how we view and operate our existing businesses and those we acquire. Historically, we operated our subsidiaries as stand-alone entities. We recently have started to share services among all businesses and consolidate some operations. In 1998, we launched a cost control program under which we began to coordinate supply management programs and administrative functions such as human resources and information technology. In addition, in April 1999, we publicly announced a restructuring plan to consolidate some of our subsidiary headquarters, distribution facilities and manufacturing operations, reduce overhead, outsource specific product lines and reduce net headcount by approximately 700 jobs. As of June 26, we had incurred $3.1 million in charges under the restructuring plan. We face the following risks in implementing these programs across existing and newly acquired businesses:

    - inability to successfully consolidate management, operations, product lines, distribution networks, sales forces and manufacturing facilities;

    - increased employee turnover or inability to retain key employees;

    - inability to retain key customers or to maintain sales momentum; and

    - potential disruption in inventory and product supply, or in administrative services.

We may not be able to complete these programs without unexpected costs, delays or the need for the increased management time and effort. If we do not successfully implement these programs on a timely basis, we will not achieve the operational efficiencies and cost savings we have planned for.

OUR RELIANCE ON FOREIGN SOURCING ARRANGEMENTS POSES RISKS TO OUR PRODUCT SUPPLY.

    We currently outsource about $300 million per year in sales value of our products, primarily for our professional tools and equipment segment. Most of these outsourcing arrangements are with manufacturers in Taiwan and China. In the event of political unrest or significant economic instability, we may not be able to obtain product supply on a timely basis. A significant disruption in product supply could have material and adverse consequences on our level of sales and on ongoing relationships with our customers.

OUR INCREASING DEPENDENCE ON LARGE RETAIL CHAIN CUSTOMERS MAKES US MORE
  VULNERABLE TO THEIR BUYING DECISIONS.

    The largest single channel for distribution of our products in our professional tools and equipment segment is large retail stores, particularly those serving the "do-it-yourself" market, such as The Home Depot, Lowe's and other large home centers and national retailers. While none of these customers currently account for more than 10% of our sales individually, maintaining and expanding these relationships is very important to the future success of our business. We could lose a number of these relationships, through industry developments, such as competitive products replacing ours or limiting the volumes of our products purchased, or through our own actions. If we were to lose one of our significant retail customers or a number of our other retailer customers, it could have a material adverse effect on our financial results and future prospects. In addition, the large size of these companies and their dominant position in the marketplace gives them substantial leverage in the terms they offer to their suppliers.

OUR INTERNATIONAL OPERATIONS ARE SUBJECT TO FOREIGN MARKET AND CURRENCY
  FLUCTUATION RISKS.

    Sales outside of North America accounted for 17% of our net sales in 1998, and this percentage is expected to increase in the future. Over the past few years, the economies of many of the foreign countries in which we do business have had slower growth than the U.S. economy. The European Union currently accounts for the bulk of our foreign sales and income. Our most significant European market is Germany, where the capital goods market has been very slow. We cannot predict how changing European market conditions will impact our financial results.

    We are also exposed to the risk of fluctuation of foreign currency exchange rates. We have entered into financial arrangements, including foreign currency swaps and hedging transactions, to manage and reduce the impact of some of these risks, but we cannot assure you that these arrangements will eliminate the risk that currency fluctuations may affect our financial results.

INTELLECTUAL PROPERTY CHALLENGES MAY HINDER PRODUCT DEVELOPMENT AND MARKETING.

    We rely on a combination of copyright, trademark, trade secret, unfair competition and other intellectual property laws, as well as nondisclosure agreements and other protective measures, to protect our intellectual property, particularly our brand names and product lines. Such protection, however, may not preclude competitors from developing products similar to ours or from challenging our names or products. Over the past few years, we have noticed an increasing tendency for participants in our markets to use conflicts over and challenges to intellectual property as means to compete. Patent and trademark challenges increase our costs to develop, engineer and market our products. In late February 1999, a jury awarded $1 million in damages against us, which we currently are appealing, in a lawsuit for patent infringement. We may be subject to these types of lawsuits in the future. Defending these challenges can be costly to us.

YEAR 2000 PROBLEMS COULD DISRUPT OUR OPERATIONS.

    We have undertaken a project to review all of our computer systems for Year 2000 compliance. This includes the replacement of a number of business enterprise software systems. We may not be able to complete installation of these systems or complete corrections of identified problems in our other software and computers on a timely basis. In addition, our customers or suppliers may experience business interruptions which would also adversely affect our operations. It is also possible that we have failed to anticipate or discover all of the problems that may arise, particularly in our recently acquired businesses.

PROVISIONS OF OUR RESTATED ARTICLES OF INCORPORATION, BYLAWS AND MINNESOTA LAW
  COULD DETER TAKEOVER ATTEMPTS.

    Our Restated Articles of Incorporation and Bylaws include provisions relating to the election, appointment and removal of directors, as well as shareholder notice and shareholder voting requirements which could delay, prevent or make more difficult a merger, tender offer, proxy contest or other change of control. In addition, our common share purchase rights could cause substantial dilution to a person or group that attempts to acquire us, which could deter some acquirers from making takeover proposals or tender offers. Also, the Minnesota Business Corporations Act contains control share acquisition and business combination provisions which could delay, prevent or make more difficult a merger, tender offer, proxy contest or other change of control. Our shareholders might view any such a transaction as being in their best interests since the transaction could result in a higher stock price than the current market price for our common stock. These provisions and laws are discussed in detail later in this prospectus in "Provisions Relating to Changes in Control."

             CAUTIONARY STATEMENT ABOUT FORWARD LOOKING STATEMENTS

    We provide information and make statements in this prospectus that are "forward-looking" in nature. Forward-looking information or statements include statements about the future of the industries represented by our operating groups, statements about our future business plans and strategies, the timeliness of product introductions and deliveries, expectations about industry and market growth and developments, expectations about our growth and profitability and other statements that are not historical in nature. Many of these statements contain words such as "may," "will," "expect," "believe," "intend," "anticipate," "estimate" or "continue" or other similar words.

    Because forward-looking statements involve future risks and uncertainties, there are many factors that could cause actual results to differ materially from those expressed or implied. For example, a few of the uncertainties that could affect the accuracy of forward-looking statements, besides the specific risk factors identified in the section entitled "Risk Factors" (which begins on page
3), include:

    - changes in industry conditions, such as

      -  the strength of product demand;

      -  the intensity of competition;

      -  pricing pressures;

      -  market acceptance of new product introductions;

      -  the introduction of new products by competitors;

      - our ability to source components from third parties without interruption and at reasonable prices; and

         -  the financial condition of our customers;

    - changes in our business strategies;

    - general economic conditions, such as the rate of economic growth in our principal geographic markets or fluctuations in exchange rates;

    - changes in operating factors, such as continued improvement in manufacturing activities and the achievement of related efficiencies and inventory risks due to shifts in market demand; and

    - our ability to accurately evaluate the effects of contingent liabilities such as taxes, product liability and other liabilities.

    We cannot predict the actual effect these factors will have on our results and many of the factors and their effects are beyond our control. In addition, we are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual performance or results. Given these uncertainties, you should not rely too heavily on these forward-looking statements.

                                 ABOUT PENTAIR

    We are a global, diversified manufacturer operating in three principal industry segments: professional tools and equipment; water and fluid technologies; and electrical and electronic enclosures. We have grown these three segments through a combination of internal development and acquisitions.

    PROFESSIONAL TOOLS AND EQUIPMENT. Our tools segment accounted for 43% of our sales in 1998. In this segment, we manufacture products including:

    - a full line of homeshop products, contractor tools, general purpose stationary woodworking machinery and accessories;

    - portable electric tools including saws, routers, sanders, grinders and drills; air-powered nailing products; and cordless tools; and

    - lubricating tools and equipment, battery charging and testing equipment, lifting equipment, portable power supplies, refrigerant and coolant recyclers, automatic transmission fluid exchangers and welding equipment and accessories.

    Our tools and equipment products are sold in the United States, Canada and overseas under the brand names Delta-Registered Trademark-, Biesemeyer-Registered Trademark-, Porter-Cable-Registered Trademark-, FLEX-TM-, Lincoln-Registered Trademark-, Blackhawk-Registered Trademark-, Marquette-Registered Trademark-, Guardian-TM-, Pro-Arc-TM-,
T-Tech-Registered Trademark-, Century-Registered Trademark-,
Solar-Registered Trademark-, Booster Pac-TM-, Cobra-Registered Trademark- and Viper-TM-. We sell these products through various channels, including networks of independent industrial and warehouse distributors, home centers and national retailers and hardware stores, as well as through mail order and catalogues.

    WATER AND FLUID TECHNOLOGY. Our water segment accounted for 28% of our sales in 1998. In this segment, we manufacture products including:

    - a wide variety of water and wastewater pumps for residential, commercial and municipal uses;

    - a complete line of control valves used in the manufacture of water softeners and filtration, deionization and desalination systems; and

    - automated and manual lubrication systems and equipment, pumps and pumping stations for fluid transfer applications.

    Our water and fluid technology products are sold in the United States, Canada and overseas under the brand names Myers-Registered Trademark-, Aplex-Registered Trademark-, Fairbanks Morse-Registered Trademark-, Aurora-Registered Trademark-, Water Ace-Registered Trademark-, Shur Dri-TM-, Hydromatic-Registered Trademark-, Fleck-Registered Trademark-, SIATA-TM-, Lincoln-Registered Trademark- and ORSCO-TM-. We sell these products through various wholesale and retail channels, including home centers and hardware stores for the retail "do-it-yourself" market, qualified systems distributors who have design, installation and service capabilities, industrial supply and specialty distributors and direct sales by internal sales organizations, as well as through catalogs.

    As announced on April 30, 1999 and described in our Form 10-Q for the quarterly period ended March 27, 1999, we have entered into a merger agreement to acquire Essef Corporation, which will expand our water segment. Essef Corporation is a manufacturer of composite water tanks, pumps, filters and other water equipment and accessories. The merger is subject to a number of conditions, and we cannot assure you that the deal will actually be closed.

    ELECTRICAL AND ELECTRONIC ENCLOSURES. Our enclosures segment accounted for 29% of our sales in 1998. In this segment, we manufacture standard and custom-designed products including:

    - metallic and composite enclosures and cabinets, which house electrical and electronic controls, instruments and components;

    - cases, subracks and microcomputer packaging systems; and

    - a full line of accessories including backplanes, power supplies and technical workstations.

    Our electrical and electronic enclosure products are sold in the United States, Canada and overseas under the brand names Hoffman-Registered Trademark-, Schroff-Registered Trademark-, Transrack-Registered Trademark-, Optima-TM-, Eraba-TM- and Pentair Enclosures-TM-. We sell electrical enclosures through industrial electrical distributors; electronic enclosures through electronic equipment distributors and to original equipment manufacturers; and information and communication technology products primarily to original equipment manufacturers.

    GROWTH STRATEGY. From 1993 through 1998, our net sales grew at a compound annual rate of 15.4%, approximately half of which was from internal growth. This internal growth was generated primarily from entering new distribution channels and introducing new products. The channels of distribution for our products are primarily industrial, which generally grow at a rate consistent with the gross domestic product of our geographic markets, which are primarily in North America and Europe. To grow more rapidly than our markets, we will have to expand our geographic reach, increase our market shares, further diversify our distribution channels and continue to introduce new products. Acquisitions also remain an important part of our ongoing growth strategy. Acquisitions can help us achieve a critical mass in our three segments more quickly than relying solely on internal development. As part of our acquisition strategy, we regularly review acquisition opportunities and have discussions with potential acquisition candidates. Acquisition transactions could arise at any time and from time to time.

    Our principal executive offices are located at 1500 County Road B2 West, St. Paul, Minnesota, 55113-3105, and our telephone number is (651) 636-7920.

                                USE OF PROCEEDS

    Unless otherwise indicated in the applicable prospectus supplement, we anticipate that any net proceeds from the sale of the offered securities will be used to fund expansion of our business, including:

    - repayment of debt, including amounts we may have borrowed under our senior credit facility;

    - acquisitions;

    - working capital;

    - capital expenditures; and

    - other general corporate purposes.

    When we offer a particular series of the offered securities, the prospectus supplement relating to that series will set forth the intended use of the net proceeds received for those securities. Pending the application of the net proceeds, we expect to invest the proceeds from the sale of offered securities in short-term, interest-bearing instruments or other investment-grade debt securities.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our historical ratio of earnings to fixed charges for the periods indicated:

                                                                   YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------    THREE MONTHS ENDED
                                                      1994       1995       1996       1997       1998         MARCH 27, 1999
                                                    ---------  ---------  ---------  ---------  ---------  -----------------------
Ratio of Earnings to Fixed Charges................      4.19x      4.88x      6.31x      6.73x      6.41x             1.52x

    For the three months ended March 27, 1999, the ratio of earnings to fixed charges would have been 7.1x if it had been calculated on the basis of income before the special restructuring charge of $38 million taken during the quarter.

    The ratio of earnings to fixed charges is computed by dividing income from continuing operations before income taxes and fixed charges by fixed charges. Fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense and a portion of rentals determined to be representative of interest.

                          THE SECURITIES WE MAY OFFER

    This prospectus, together with the applicable prospectus supplement, summarize the material terms of the securities we may sell in this offering. If specified in the applicable prospectus supplement, the terms of the debt securities and common stock as described in this prospectus may be changed. Under this prospectus and with a prospectus supplement, we may sell at one time or at various times and in various combinations shares of common stock and debt securities. The debt securities may be in different series and forms and may have different terms. The total dollar amount of securities that we may issue in this offering will not exceed $700,000,000. However, if we issue debt securities at a discount from their stated principal amount, the amount will be calculated using the discounted amount and the aggregate amount of the offering would be increased by the difference between the face amount and the discounted price.

                         DESCRIPTION OF DEBT SECURITIES

    We will provide information to you about the debt securities in up to three separate documents that progressively provide more detail:

    - This prospectus provides general information that may not apply to each series of debt securities.

    - The prospectus supplement is more specific than this prospectus. If the information provided in the prospectus supplement differs from this prospectus, you should rely on the prospectus supplement.

    - The pricing supplement, if used, provides final details about a specific series of debt securities. If the pricing supplement differs from this prospectus or the prospectus supplement, you should rely on the pricing supplement.

    The debt securities will be issued under an indenture between us and U.S. Bank Trust National Association, as trustee. For each issuance of securities, we may enter into a supplemental indenture with more specific terms of the debt securities issued.

GENERAL

    The indenture does not limit the aggregate principal amount of debt securities that we may issue under it. The debt securities may be issued in one or more series as we may authorize at various times. All debt securities will be unsecured and will have the same rank as all of our other unsecured and unsubordinated debt. The debt securities may be issued as original issue discount debt securities and sold at a substantial discount below their principal amount. The prospectus supplement relating to the particular series of debt securities being offered will specify the amounts, prices and terms of those debt securities. These terms may include:

    - the title and the limit on the aggregate principal amount of the debt securities;

    - the date or dates on which the debt securities will mature;

    - the person to whom interest is payable, if other than the person in whose name the debt security is registered as of the record date for payment of interest;

    - any rate or rates, which may be fixed or variable, or the method of determining any rate or rates, at which the debt securities will bear interest;

    - the date or dates from which interest shall accrue and the date or dates on which interest will be payable;

    - the place or places where the principal of and any premium and interest on the debt securities will be payable;

    - the currency, currencies or currency units in which the debt securities are denominated and principal and interest may be payable, and for which the debt securities may be purchased, if other than United States dollars;

    - any redemption or sinking fund terms;

    - any event of default or covenant with respect to the debt securities of a particular series, if not set forth in this prospectus;

    - any index used to determine the amount of principal, premium or interest payable with respect to the debt securities;

    - whether the debt securities are to be issued in whole or in part in the form of one or more global securities and the depositary for the global security or securities;

    - if other than denominations of $1,000 or multiples of $1,000, the denominations in which debt securities will be issued;

    - the part of the principal amount of debt securities which will be payable upon acceleration if less than the entire amount;

    - if the principal amount of the debt securities or interest paid on the debt securities are set forth or payable in a currency other than U.S. dollars, whether and under what terms and conditions we may discharge the debt securities; and

    - any other terms of the series, which will not conflict with the terms of the indenture.

    Principal, any premium and any interest will be payable and the debt securities will be transferable at the corporate trust office of the trustee, unless we specify otherwise in the accompanying prospectus supplement. At our option, however, payment of interest may be made by check mailed to the registered holders of the debt securities at their registered addresses.

    We will issue the debt securities in fully registered form without coupons. Unless we specify otherwise in the applicable prospectus supplement, we will issue debt securities denominated in U.S. dollars in denominations of $1,000 or multiples of $1,000. No service charge will be made for any transfer or exchange of debt securities, but we may require payment beforehand of any related taxes or other governmental charges. Debt securities may also be issued pursuant to the indenture in transactions exempt from the registration requirements of the Securities Act. Those debt securities will not be considered in determining the aggregate amount of securities issued under the registration statement of which this prospectus is a part.

    We will describe special federal income tax and other considerations relating to debt securities denominated in foreign currencies in the applicable prospectus supplement.

    Unless we specify otherwise in the applicable prospectus supplement, the covenants contained in the indenture and the debt securities will not provide special protection to holders of debt securities if we enter into a highly leveraged transaction, recapitalization or restructuring.

EXCHANGE, REGISTRATION AND TRANSFER

    Debt securities of any series that are not global securities will be exchangeable for other registered securities of the same series and of like aggregate principal amount and tenor in different authorized denominations. This may be done without service charge and upon payment of any taxes and other governmental charges as described in the applicable indenture. The security registrar or the transfer agent will effect the transfer or exchange upon being satisfied with the documents of title and identity of the person making the request. We have appointed the trustee as security registrar for the indenture. If a prospectus supplement refers to any transfer agents, in addition to the security registrar, initially designated by us with respect to any series of debt securities, we may at any time rescind the designation of any such transfer agent or approve a change in the location through which such transfer agent acts. We may at any time designate additional transfer agents with respect to any series of debt securities.

PAYMENT AND PAYING AGENTS

    Unless we specify otherwise in the applicable prospectus supplement, payment of principal, any premium and any interest on debt securities will be made at the office of the paying agent or paying agents that we designate at various times. However, at our option, we may make interest payments by check mailed to the address, as it appears in the security register, of the person entitled to the payments. Unless we specify otherwise in the applicable prospectus supplement, we will make payment of any installment of interest on debt securities to the person in whose name that registered security is registered at the close of business on the regular record date for such interest.

GLOBAL SECURITIES

    The debt securities of a series may be issued in whole or in part in the form of one or more global certificates that we will deposit with a depositary identified in the applicable prospectus supplement. Global securities may be issued in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual debt securities it represents, a global security may not be transferred except as a whole:

    - by the applicable depositary to a nominee of the depositary;

    - by any nominee to the depositary itself or another nominee; or

    - by the depositary or any nominee to a successor depositary or any nominee of the successor.

    We will describe the specific terms of the depositary arrangement with respect to a series of debt securities in the applicable prospectus supplement. We anticipate that the following provisions will generally apply to depositary arrangements.

    When we issue a global security, the depositary for the global security or its nominee will credit, on its book-entry registration and transfer system, the respective principal amounts of the individual debt securities represented by that global security to the accounts of persons that have accounts with the depositary, known as "participants." Those accounts will be designated by the dealers, underwriters or agents with respect to the underlying debt securities or by us if those debt securities are offered and sold directly by us. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold interests through participants. For interests of participants, ownership of beneficial interests in the global security will be shown on records maintained by the applicable depositary or its nominee. For interests of persons other than participants, that ownership information will be shown on the records of participants. Transfer of that ownership will be effected only through those records. The laws of some states require that certain purchasers of securities take physical delivery of securities in definitive form. These limits and laws may impair our ability to transfer beneficial interests in a global security.

    As long as the depositary for a global security, or its nominee, is the registered owner of that global security, the depositary or nominee will be considered the sole owner or holder of the debt securities represented by the global security for all purposes under the applicable indenture. Except as provided below, owners of beneficial interests in a global security:

    - will not be entitled to have any of the underlying debt securities registered in their names;

    - will not receive or be entitled to receive physical delivery of any of the underlying debt securities in definitive form; and

    - will not be considered the owners or holders under the indenture relating to those debt securities.

    Payments of principal of, any premium and any interest on individual debt securities represented by a global security registered in the name of a depositary or its nominee will be made to the

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depositary or its nominee as the registered owner of the global security representing such debt securities. Neither we, the trustee for the debt securities, any paying agent nor the registrar for the debt securities will be responsible for any aspect of the records relating to or payments made by the depositary or any participants on account of beneficial interests of the global security.

    We expect that the depositary or its nominee, upon receipt of any payment of principal, any premium or interest relating to a permanent global security representing any series of debt securities, immediately will credit participants' accounts with the payments. Those payments will be credited in amounts proportional to the respective beneficial interests of the participants in the principal amount of the global security as shown on the records of the depositary or its nominee. We also expect that payments by participants to owners of beneficial interests in the global security held through those participants will be governed by standing instructions and customary practices. This is now the case with securities held for the accounts of customers in bearer form or registered in "street name." Those payments will be the sole responsibility of those participants.

    If the depositary for a series of debt securities is at any time unwilling, unable or ineligible to continue as depositary and we do not appoint a successor depositary within 90 days, we will issue individual debt securities of that series in exchange for the global security or securities representing that series. In addition, we may at any time in our sole discretion determine not to have any debt securities of a series represented by one or more global securities. In that event, we will issue individual debt securities of that series in exchange for the global security or securities. Further, if we specify, an owner of a beneficial interest in a global security may, on terms acceptable to us, the trustee and the applicable depositary, receive individual debt securities of that series in exchange for those beneficial interests. The foregoing is subject to any limitations described in the applicable prospectus supplement. In any such instance, the owner of the beneficial interest will be entitled to physical delivery of individual debt securities equal in principal amount to the beneficial interest and to have the debt securities registered in its name. Those individual debt securities will be issued in denominations, unless we specify otherwise, of $1,000 or integral multiples of $1,000.

RESTRICTIVE COVENANTS

    Under the indenture, we may not consolidate or merge with any other person or convey or transfer all or substantially all of our properties and assets to another person or permit another corporation to merge into us, unless:

    - the successor is a person organized under the laws of the United States or any state;

    - the successor person, if not us, assumes our obligations on the debt securities and under the indenture;

    - after giving effect to the transaction and treating any debt which becomes our obligation as a result of the transaction as incurred by us at that time, no event of default exists under the indenture; and

    - we supply the trustee with documents certifying our compliance with these conditions.

MODIFICATION OF THE INDENTURE

    Under the indenture our rights and obligations and the rights of the holders may be modified with the consent of the holders of at least a majority in principal amount of the then outstanding debt securities of each series affected by the modification. None of the following modifications, however, is effective against any holder without the consent of the holders of all of the affected outstanding debt securities:

    - changing the maturity, installment or interest rate of any of the debt securities;

    - reducing the principal amount, any premium or the rate of interest of any of the debt securities;

    - reducing the principal amount of an original issue discount debt security due and payable upon acceleration of its maturity;

    - changing the place for payment of or the currency, currencies or currency unit or units in which any principal, premium or interest of any of the debt securities is payable;

    - impairing any right to take legal action for an overdue payment;

    - reducing the percentage required for modifications or waivers of compliance with the indenture; or

    - with some exceptions, modifying any of the above provisions or the provisions for the waiver of covenants and defaults.

    Any actions we or the trustee may take toward adding to our covenants, adding events of default or establishing the structure or terms of the debt securities as permitted by the indentures will not require the approval of any holder of debt securities. In addition, we or the trustee may cure ambiguities or inconsistencies in the indenture or make other provisions without the approval of any holder as long as no holder's interests are materially and adversely affected.

WAIVER OF COVENANTS

    The indenture provides that we will not be required to comply with covenants relating to our corporate existence, the maintenance of our properties or the payment of taxes and other claims, if the holders of at least a majority in principal amount of each series of outstanding debt securities affected waive compliance with these covenants.

EVENTS OF DEFAULT, NOTICE AND WAIVER

    "Event of default" when used in the indenture, will mean any of the following in relation to a series of debt securities:

    - failure to pay interest on any debt security for 30 days after the interest becomes due;

    - failure to pay the principal or any premium on any debt security when due;

    - failure to deposit any sinking fund payment when due;

    - an event of default under the terms of any indenture or instrument for borrowed money under which we or any subsidiary of ours that owns or leases a principal property has outstanding an aggregate principal amount of $50,000,000, which default results in an acceleration of the payment of all or a portion of such indebtedness for money borrowed (which acceleration is not rescinded or annulled within 10 days after notice of such acceleration);

    - failure to perform or breach of any other covenant or warranty in the indenture that continues for 60 days after our being given notice from the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of the series;

    - events of bankruptcy, insolvency or reorganization relating to us or our property, or our written admission that we are unable to pay our debts generally as they become due; or

    - any other event of default provided for debt securities of that series.

    If any event of default relating to outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal of all of the outstanding debt securities of such series to be due and immediately payable. At any time after an acceleration of any debt securities of a series is made, but before a judgment for payment of money is obtained, the holders of at least a majority in principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind such acceleration if two conditions are met. First, we must have paid or deposited with the trustee a sum sufficient to pay the following:

    - all overdue interest on all debt securities of that series;

    - the principal of (and premium, if any, on) any debt security of that series that have become due otherwise than by the declaration of acceleration and interest on those debt securities;

    - to the extent payment of such interest is lawful, interest on overdue interest; and

    - all sums paid or advanced by or due to the trustee under the indenture and reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel.

Second, all other events of default relating to debt securities of that series must have been cured or waived.

    The indenture provides that the holders of at least a majority in principal amount of the outstanding debt securities of any series may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or of exercising any trust or power conferred on the trustee, with respect to the debt securities of that series. The trustee may act in any way that is consistent with those directions and may decline to act if any of the directions is contrary to law or to the indenture or would involve the trustee in personal liability.

    The indenture provides that the holders of at least a majority in principal amount of the outstanding debt securities of any series may on behalf of the holders of all of the outstanding debt securities of the series waive any past default (and its consequences) under the indenture relating to the series, except a default (a) in the payment of the principal of or any premium or interest on any of the debt securities of the series or (b) with respect to a covenant or provision of such indentures which, under the terms of such indenture cannot be modified or amended without the consent of the holders of all of the outstanding debt securities of the series affected.

    The indenture contains provisions entitling the trustee, subject to the duty of the trustee during an event of default to act with the required standard of care, to be indemnified by the holders of the debt securities of the relevant series before proceeding to exercise any right or power under the indenture at the request of those holders.

    The indenture requires the trustee to, within 90 days after the occurrence of a default known to it with respect to any series of outstanding debt securities, give the holders of that series notice of the default if uncured and unwaived. However, the trustee may withhold this notice if it in good faith determines that the withholding of this notice is in the interest of those holders. However, the trustee may not withhold this notice in the case of a default in payment of principal, premium, interest or sinking fund installment with respect to any debt securities of the series. The above notice shall not be given until at least 30 days after the occurrence of a default in the performance of or a breach of a covenant or warranty in the applicable indenture other than a covenant to make payment. The term "default" for the purpose of this provision means any event that is, or after notice or lapse of time, or both, would become, an event of default with respect to the debt securities of that series.

    The indenture requires us to file annually with the trustee a certificate, executed by one of our officers, indicating whether the officer has knowledge of any default under the indenture.

NOTICES

    Notices to holders of debt securities will be sent by mail to the addresses of those holders as they appear in the security register.

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
REPLACEMENT OF SECURITIES

    We will replace any mutilated debt security at the expense of the holder upon surrender of the mutilated debt security to the trustee. We will replace debt securities that are destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of evidence of the destruction, loss or theft of the debt securities satisfactory to us and to the trustee. In the case of a destroyed, lost or stolen debt security, an indemnity satisfactory to the trustee and us may be required at the expense of the holder of the debt security before a replacement debt security will be issued.

DEFEASANCE

    The indenture contains provisions that, if made applicable to any series of debt securities, permits us to elect (a) to defease and be discharged from all of our obligations (subject to limited exceptions) with respect to any series of debt securities then outstanding, which we refer to below as "legal defeasance," or (b) to be released from our obligations under the restrictive covenants described above under "Restrictive Covenants," which we refer to below as "covenant defeasance." To make either of the above elections, we must

    - deposit in trust with the trustee, money, U.S. government obligations which through the payment of principal and interest in accordance with their terms will provide sufficient money without reinvestment, or a combination of money and U.S. government obligations to repay in full those debt securities and mandatory sinking fund payments (and this deposit in trust must not cause specified conflicts, breaches or defaults to occur, or the delisting from the New York Stock Exchange of any of our outstanding debt securities, nor can there be an event of default under the indenture existing at the time of the deposit in trust);

    - deliver to the trustee an opinion of counsel that holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and related defeasance and will be subject to federal income tax in the same amount, in the same manner and at the same times as would have been the case if such deposit and related defeasance had not occurred in the case of legal defeasance only, such opinion of counsel to be based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law; and

    - deliver to the trustee required certificates and opinions as to our compliance with these defeasance conditions.

GOVERNING LAW

    The indenture, the debt securities and the coupons will be governed by, and construed in accordance with, the laws of the State of New York.

THE TRUSTEE

    U.S. Bank Trust National Association is trustee under the indenture. The trustee participates in our credit agreement and has other customary banking relationships with us and our affiliates.

          DESCRIPTION OF COMMON STOCK, PREFERRED STOCK AND RIGHTS PLAN

    Our restated articles of incorporation provide that we may issue up to 250,000,000 shares of common stock. Our board of directors may designate up to 15,000,000 of those shares as preferred stock.

    As of March 1, 1999, we had 42,700,179 shares of common stock outstanding and an equal number of shares of common stock reserved for issuance under Pentair's common share purchase rights agreement. We also had 4,149,612 shares of common stock reserved for issuance upon exercise of options under various stock option plans and an equal number of shares of common stock reserved for issuance under the rights associated with those options. Options to purchase 979,132 shares of common stock were exercisable as of March 1, 1999. We do not have any shares of preferred stock outstanding.

COMMON STOCK

    Each outstanding share of common stock is entitled to one vote on all matters to be submitted to a vote of the shareholders. Because holders of common stock do not have cumulative voting rights, the holders of a simple majority of the shares voted at a meeting at which a quorum is present can elect all of the directors to be elected at that meeting. The shares of common stock are neither redeemable nor convertible and the holders thereof have no preemptive rights to subscribe for or purchase any additional shares of capital stock issued by Pentair.

    The right of holders of our common stock to receive dividends may be restricted by the terms of any shares of our preferred stock issued in the future or by the terms of our senior credit facility. If we were to liquidate, dissolve or wind up our affairs, holders of common stock would share proportionally in our assets that remain after payment of all of our debts and liabilities and after any liquidation payments with respect to preferred stock.

PREFERRED STOCK

    We can issue shares of preferred stock in series with such preferences and designations as our board of directors may determine. Our board can, without shareholder approval, issue preferred stock with voting, dividend, liquidation, redemption and conversion rights it deems appropriate. However, shares of preferred stock cannot be given more than one vote per share. Issuance of stock by the board could dilute the voting strength of the holders of common stock, give the holders of preferred stock priority over the holders of common stock with respect to the payment of dividends or grant the holders of preferred stock preference with respect to liquidation rights. It also may help our management impede a takeover or attempted change in control.

RIGHTS AGREEMENT

    We have entered into a rights agreement dated as of July 31, 1995 with Norwest Bank Minnesota, N.A. Under this agreement, each outstanding share of our common stock has one common share purchase right attached to it. Each share of common stock we issue before the rights agreement expires (including the shares of common stock we are selling in this offering) also will have one common share purchase right attached to it. A complete description of the common share purchase rights and all the specific terms of the common share purchase rights are set forth in the rights agreement. In this prospectus, unless the context otherwise requires, all references to the common stock include the accompanying common share purchase rights.

    When the common share purchase rights become exercisable, each common share purchase right will initially entitle the holder to purchase one share of our common stock, at the current purchase price of $80 per share. The purchase price is subject to adjustment by the board to prevent dilution. However, the common share purchase rights are not exercisable if they are held by a person or group that beneficially owns more than 15% of our outstanding common stock. Currently, the common share purchase rights are not exercisable and trade automatically with the shares of common stock to which they are attached. The common share purchase rights will only become exercisable if a person or group has acquired, or announced an intention to acquire, 15% or more of our outstanding common stock. Under certain circumstances, including the existence of a 15% acquiring party, each holder of a common share purchase right, other than the acquiring party, will then be entitled to purchase at the applicable purchase price, common stock having a market value of two times the purchase price. In the event we are acquired by another company after the common share purchase rights have become exercisable, each holder of a common share purchase right will be entitled to receive shares of the acquiring company having a market value of two times the purchase price.

    The common share purchase rights do not have voting or dividend rights and, until they become exercisable, have no dilutive effect on our earnings. Unless we redeem or exchange the common share purchase rights, they will expire on July 31, 2005. We may redeem all, but not part of, the common share purchase rights at any time before they become exercisable, at a price of $0.01 per common share purchase right. The board has the discretion to determine the effective date of the redemption and the terms and conditions of the redemption. Once the common share purchase rights become exercisable, but before a person or group acquires 50% or more of our outstanding common stock, we may decide to exchange all or part of the common share purchase rights at a rate of one share of common stock per common share purchase right.

    The board may amend the common share purchase rights without the consent of the holders, except that we cannot change the redemption price, the purchase price or the final expiration date. We can lower the threshold for exercisability of the common share purchase rights from 15% to 10%, except that the new threshold will not apply to a person who meets the new threshold at the time we lower it, and if the common share purchase rights are already exercisable, we cannot lower the threshold if it will adversely affect the interests of the common share purchase rights holders.

TRANSFER AGENT AND REGISTRAR

    Norwest Bank Minnesota, N.A. is the transfer agent and registrar for our common stock.

                   PROVISIONS RELATING TO CHANGES IN CONTROL

    This section describes some provisions and laws that can delay, deter or prevent a third party from acquiring control of Pentair through a tender offer, open market purchases, a proxy contest or other mechanism. Our shareholders might view any such transaction as being in their best interests since the transaction could result in a higher stock price than the current market price for our common stock.

    RESTATED ARTICLES OF INCORPORATION AND BYLAWS PROVISIONS. The provisions in our Restated Articles of Incorporation and Bylaws that could have an anti-takeover effect include the following:

    - We have a staggered board of directors with three classes. One class is elected each year for three-year terms. We believe that a classified board of directors helps assure the continuity and stability of our board and business strategies and policies. The classified board, however, also increases the likelihood that, in the event of a takeover, some incumbent directors will retain their positions; that is, a potential acquirer probably will not be able to take control of the board in one proxy contest. In addition, the classified board provision helps ensure that our board, if confronted with an unsolicited proposal from a third party that has acquired a block of our voting stock, will have sufficient time to review the proposal and appropriate alternatives and to seek the best available result for all shareholders.

    - Directors can fill any vacant directorships. However, directors appointed by the board to fill a vacancy come up for election at the next annual meeting, even if the term would not normally expire.

    - Directors may only be removed for good cause.

    - There are advance notice requirements for nominating candidates for the board of directors.

    - Holders of 25% of the outstanding voting shares are required to call a special meeting to consider any action to facilitate or effect a business combination.

    - There are notice and shareholder approval requirements for persons acquiring 20% or more of the outstanding voting power. If they are not complied with, the acquired shares, for a period of one year after acquisition, are denied voting rights, are not transferable and are subject to our option to redeem the shares at the price at which they were acquired.

    - A super-majority representing two-thirds of our outstanding common stock is required to approve a consolidation or merger.

    - If a 20% shareholder acquires more shares or any shareholder acquires more than 50% of the outstanding shares, shareholders have the right to request that we repurchase their shares at the higher of the tender offer price, the acquisition price or the highest market price over a specified period of time. The obligation to repurchase does not apply in the event that:

      -  the board recommends that a pending tender offer be accepted or

      - if no tender offer is pending, the board announces that it does not oppose the accumulation of shares.

    This provision is intended to prevent potential acquirers from paying some shareholders less than other shareholders.

    - The board of directors could use the unissued and unreserved shares to discourage a takeover attempt.

    RIGHTS AGREEMENT. The common share purchase rights, described above, can have anti-takeover effects. They could cause substantial dilution to a person or group that attempts to acquire us. Accordingly, the existence of the common share purchase rights may deter some acquirers from making takeover proposals or tender offers. The common share purchase rights are not intended to prevent a takeover, but rather are designated to enhance the ability of our board of directors to negotiate with an acquirer on behalf of all of our shareholders.

    PROVISIONS OF MINNESOTA LAW. The Minnesota Business Corporation Act has two provisions that could delay or prevent a change in control. Generally, if any person acquires 20% or more of our outstanding voting stock, such acquisition must be approved by a majority vote of our shareholders, as required by Section 302A.671 of the Minnesota Business Corporation Act. If the acquisition is not approved, the number of shares exceeding the 20% level will be denied voting rights and we would have the right to redeem the shares at their fair market value within 30 days if the owner of the shares fails to comply with the procedural requirements of Section 302A.671 or our shareholders do not vote to grant voting rights to the shares. This provision does not apply to mergers and exchanges if we are a party to the transaction. This provision also does not apply to shares acquired directly from us. Section 302A.673 of the Minnesota Business Corporation Act does not allow us to enter into any business combination, such as a merger, with any shareholder who owns 10% or more of our voting shares for four years following the date the shares were acquired, unless the business combination is approved by a committee of all of our disinterested directors before the shares are acquired.

    In addition, Minnesota Statutes, Chapter 80B requires a person proposing to acquire 10% or more of the outstanding shares to file materials with and obtain approval from the Minnesota Department of Commerce under certain circumstances.

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                              PLAN OF DISTRIBUTION

DISTRIBUTION

    We may sell the offered securities through agents, underwriters or dealers, or directly to one or more purchasers. The applicable prospectus supplement will set forth the terms of the offering of any securities, including:

    - the names of any underwriters or agents;

    - the purchase price of the securities;

    - the proceeds to us from the sale;

    - any underwriting discounts;

    - any other items of underwriters' compensation;

    - any initial public offering price; and

    - any discounts or concessions allowed or reallowed or paid to dealers.

AGENTS

    We may designate agents to sell securities from time to time, who will agree to use their reasonable efforts to solicit purchases for the period of their appointment or to sell securities on a continuing basis. We may sell securities through agents designated by us from time to time.

DEALERS

    If we use dealers for the sale of any securities, we will sell such securities to the dealers as principal. Any dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The name of any dealer and the terms of the transaction will be set forth in the prospectus supplement with respect to such securities being offered thereby.

UNDERWRITERS

    If we use underwriters for a sale of securities, the underwriters will acquire the securities for their own account. The underwriters may resell the securities in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the securities will be subject to the conditions set forth in the applicable underwriting agreement. The underwriters will be obligated to purchase all the securities of the series offered if any of the securities of that series are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time. The securities may be offered to the public either through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Only underwriters named in a supplement will be underwriters for that offering.

DIRECT SALES

    We may also sell securities directly to one or more purchasers without using underwriters, dealers or agents.

COMPENSATION AND INDEMNIFICATION OF UNDERWRITERS, DEALERS AND AGENTS

    Underwriters, dealers and agents that participate in the distribution of the securities may be underwriters as defined in the Securities Act and any discounts or commissions they receive from us and any profit on their resale of the securities may be treated as underwriting discounts and commissions under the Securities Act. The applicable prospectus supplement will identify any underwriters, dealers or agents and will describe their compensation. We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act. Underwriters, dealers and agents may engage in transactions with or perform services for us or our subsidiaries in the ordinary course of their businesses.

TRADING MARKETS AND LISTING OF SECURITIES

    Unless otherwise specified in the applicable prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common stock, which is listed on the New York Stock Exchange. We may elect to list any other class or series of securities on any exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a class or series of securities, but the underwriters will not be obligated to do so and may discontinue any market making at any time without notice. We cannot give any assurance as to the liquidity of the trading market for any of the securities.

DELAYED DELIVERY CONTRACTS

    If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers by certain institutions to purchase such securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date or dates stated in the prospectus supplement. Each contract will be for an amount not less than, and the aggregate principal amount of the securities sold pursuant to the contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom the contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but will in all cases be subject to our approval. The contracts will not be subject to any conditions except:

    - the purchase by an institution of the securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject; and

    - if the securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of the debt securities less the principal amount thereof covered by the contracts.

    The underwriters will not have any responsibility in respect of the validity or performance of the contracts.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the information requirements of the Exchange Act and, accordingly, file reports, proxy statements and other information with the SEC. We have also filed a registration statement that includes this prospectus with the SEC. This prospectus does not contain all of the information set forth in the registration statement. The registration statement contains additional information about us and the securities we are offering. For example, in this prospectus we've summarized or referred to contracts, agreements and other documents that have been filed as exhibits to the registration statement. All materials that we file with the SEC, including the registration statement, may be read and copied (at prescribed rates) at the SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about its Public Reference Room. You can also obtain these documents on the SEC's website (HTTP://WWW.SEC.GOV).

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
    Our common stock is listed on the New York Stock Exchange and our reports, proxy materials and other information can also be inspected at their offices at 20 Broad Street, New York, New York 10005 or on their website
(HTTP://WWW.NYSE.COM).

    We "incorporate by reference" into this prospectus the information we file with the SEC. That means that, rather than reprinting here all of the information contained in other documents filed with the SEC, we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus. Any information that we file with the SEC in the future will automatically update and supersede what is printed in this prospectus. We incorporate by reference the following documents that we have filed or will file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act:

    - Annual Report on Form 10-K for the year ended December 31, 1998.

    - Quarterly Report on Form 10-Q for the quarter ended March 27, 1999.

    - Current Report on Form 8-K as filed on April 8, 1999.

    - Quarterly Report on Form 10-Q for the quarter ended June 26, 1999.

    - All future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until we have sold all of the securities offered by this prospectus.

    - The descriptions of our common stock and common share purchase rights contained in our Registration Statements on Form 8-A and any amendments or reports filed to update these descriptions.

    We will provide you with a copy of these filings, at no cost, if you write us at Pentair, Inc., 1500 County Road B2 West, St. Paul, Minnesota 55113-3105,
Attention: Corporate Secretary or call (651) 636-7920.

                                 LEGAL MATTERS

    The validity of the common stock and debt securities covered by this prospectus will be passed upon for us by Henson & Efron, P.A., Minneapolis, Minnesota. Certain shareholders of Henson & Efron, P.A. own shares of common stock.

                                    EXPERTS

    The consolidated financial statements and the related financial statement schedule incorporated in this prospectus by reference from the Pentair, Inc. Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance on the report of such firm given upon their authority as experts in accounting and auditing.

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    No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus in an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information in this prospectus is current only as of its date.

                                ----------------

                               TABLE OF CONTENTS

                                          PAGE
                                          -----
              PROSPECTUS SUPPLEMENT

Prospectus Supplement Summary........         S-1
Cautionary Statement About Forward
 Looking Statements..................         S-8
Use of Proceeds......................         S-8
Capitalization.......................        S-10
Unaudited Pro Forma Combined
 Condensed Financial Data............        S-10
Selected Historical Consolidated
 Financial Information...............        S-17
Management's Discussion And Analysis
 of Results of Operations and
 Financial Condition.................        S-19
Business.............................        S-28
Description of the Notes.............        S-36
Taxation - United States
 Noteholders.........................        S-41
Underwriting.........................        S-44

                    PROSPECTUS

Risk Factors.........................           3
Cautionary Statement About Forward
 Looking Statements..................           6
About Pentair........................           6
Use of Proceeds......................           8
Ratio of Earnings to Fixed Charges...           8
The Securities We May Offer..........           8
Description of Debt Securities.......           9
Descriptions of Common Stock,
 Preferred Stock and Rights Plan.....          15
Provisions Relating to Changes in
 Control.............................          17
Plan of Distribution.................          19
Where You Can Find More Information..          20
Legal Matters........................          21
Experts..............................          21

                                  $250,000,000

                                 PENTAIR, INC.

                          7.85% Senior Notes due 2009

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                                     [LOGO]

                                  ------------

                              GOLDMAN, SACHS & CO.

                               J.P. MORGAN & CO.

                                BANC ONE CAPITAL
                                 MARKETS, INC.

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